Dreyfus
Inflation Adjusted
Securities Fund

SEMIANNUAL REPORT January 31, 2008



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Inflation Adjusted Securities Fund, covering the six-month period from August 1, 2007, through January 31, 2008.

The past six months were a time of significant change for U.S. fixed-income markets. Turmoil in the sub-prime mortgage market, a declining U.S. housing market, and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while other domestic fixed-income sectors tumbled, including highly rated corporate bonds. Throughout the reporting period, the Fed took action to promote market liquidity and forestall a potential recession, lowering short-term interest rates readily which contributed to wider yield differences along the bond market's maturity spectrum. As a result, despite the significant price swings seen along the entire maturity spectrum, longer-term bonds generally realized better overall performance during the reporting period, as well as for 2007 as a whole.

Recent market turbulence and credit concerns have reinforced one of the central principles of successful investing: diversification. As seen last year, investors with broad exposure to both the stock and bond markets had better protection from the full impact of weakness in areas that, prior to the credit crunch, were among the market's leaders. Of course, past performance is not an indicator of future results, and diversification does not guarantee positive returns. However, we believe for a long-term investment objective that a diversification plan created with the help of your financial advisor can overcome any short-term market risks and also capture the potential opportunities down the road that may arise as a result of current developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
February 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of August 1, 2007, through January 31, 2008, as provided by Robert Bayston, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended January 31, 2008, Dreyfus Inflation Adjusted Securities Fund achieved total returns of 11.03% for Institutional shares and 10.88% for Investor shares.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Treasury Inflation Protected Securities Index (the "Index"), which is not subject to fees and expenses like a mutual fund, achieved a total return of 11.54% for the same period.[2] In addition, the average total return of all funds reported in the Lipper Treasury Inflation Protected Securities category was 10.58% over the reporting period.[3]

U.S. Treasury securities, including Treasury Inflation Protected Securities ("TIPS"), benefited from a "flight to quality" among investors, as a market-wide credit crisis intensified and a slowing economy fueled recession concerns. In contrast, most other sectors of the U.S. bond market produced meager returns under the same conditions. The fund participated to a great extent in the market rally, but fund fees and expenses caused its return to lag the benchmark.

The Fund's Investment Approach

The fund seeks returns that exceed the rate of inflation. To pursue this goal, the fund normally invests at least 80% of its assets in inflation-indexed securities, which are fixed-income securities designed to protect investors from a loss of value due to inflation by periodically adjusting their principal and/or coupon according to the rate of inflation.

The fund invests primarily in high-quality, U.S. dollar-denominated, inflation-indexed securities. To a limited extent, the fund may invest in foreign currency-denominated, inflation-protected securities and other fixed-income securities not adjusted for inflation, including U.S. government bonds and notes, corporate bonds, mortgage-related securities and asset-backed securities. The fund seeks to keep its average effective duration between two and 10 years, and the fund may invest in securities of any maturity without restriction.

U.S. Treasuries Soar While Other Market Sectors Decline

The reporting period began in the midst of a credit crisis, as an unexpectedly high number of defaults among homeowners with sub-prime mortgages caused investors to reassess their attitudes toward risk. By August, weakness in the sub-prime lending sector had spread to other areas of the bond market, creating difficult liquidity conditions in a number of market sectors. Some highly leveraged institutional investors were forced to sell their more liquid and creditworthy bonds to raise cash for redemption requests and margin calls, which put downward pressure on market sectors with little or no exposure to sub-prime loans.

In an effort to promote greater liquidity and forestall a possible recession, the Federal Reserve Board (the "Fed") reduced key short-term interest rates several times, including two aggressive reductions totaling 125 basis points in January 2008. While these moves helped stabilize the bond market to a degree, mounting losses among major banks and bond insurers—and intensifying concerns regarding the possibility of a U.S. recession—led to renewed market volatility.

In this turbulent environment, U.S. Treasury securities proved to be one of the stronger segments of the U.S. financial markets, as they posted substantial gains during the flight to quality. Although core inflationary pressures were relatively subdued during the reporting period, investors remained concerned that surging energy and food prices, a declining U.S. dollar and robust economic growth in overseas markets might lead to higher prices for many finished goods. As a result, TIPS participated fully in the U.S. Treasury securities market's rally. In fact, by the end of the reporting period, inflation-adjusted yields had fallen below historical norms, and prices climbed commensurately.

Yield Curve Positioning Boosted Fund Performance

As the Fed reduced short-term interest rates, yield differences along the market's maturity range widened. The fund proved to be well positioned for this development, as we had established a "bulleted" yield curve strategy that emphasized intermediate-term securities, where the rally was particularly pronounced, and de-emphasized shorter- and longer-term maturities. For much of the reporting period, we maintained the fund's average duration in a range we considered to be in line with industry averages. This strategy enabled the fund to participate fully in the market's rally without incurring excessive levels of risk. However, as TIPS became more richly valued toward year-end, we reduced the fund's average duration to a point that was modestly shorter than average, which caused the fund to miss the later stages of the market rally.

Adapting to a Changing Market

Economic uncertainty has persisted regarding the future impact of elevated energy prices, the housing decline, tighter lending standards, and mounting bank losses. Therefore, we expect the Fed to reduce short-term interest rates further. Yet, the market rally currently appears to have priced in at least some degree of additional easing. Therefore, we may begin to move toward a more neutral yield curve strategy while placing greater emphasis on tactical changes to the fund's duration posture as market conditions evolve. In our view, this is a prudent strategy in today's unsettled investment climate.

February 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LEHMAN BROTHERS INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Treasury Inflation Protected Securities Index is a sub-index of the U.S. Treasury component of the Lehman Brothers U.S. Government Index. Securities in the Lehman Brothers U.S. Treasury Inflation Protected Securities Index are dollar-denominated, non-convertible, publicly issued, fixed-rate, investment-grade (Moody's Baa3 or better) U.S. Treasury inflation notes, with at least one year to final maturity and at least $100 million par amount outstanding.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Inflation Adjusted Securities Fund from August 1, 2007 to January 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2008

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 2.92	$ 1.59
Ending value (after expenses)	$1,108.80	$1,110.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended January 31, 2008

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 2.80	$ 1.53
Ending value (after expenses)	$1,022.37	$1,023.63

† Expenses are equal to the fund's annualized expense ratio of .55% for Investor shares and .30% for Institutional shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

January 31, 2008 (Unaudited)

Bonds and Notes−115.1%	Principal Amount ($)		Value ($)
U.S. Treasury Inflation Protected Securities:			
0.88%, 4/15/10	1,268,948	a	1,284,315
1.63%, 1/15/15	1,843,356	a	1,917,380
1.88%, 7/15/13	2,637,220	a,b	2,795,455
1.88%, 7/15/15	637,401	a,b	674,101
2.00%, 1/15/14	900,884	a	960,005
2.00%, 7/15/14	3,371,155	a,b	3,595,549
2.00%, 1/15/26	1,288,498	a,b	1,351,414
2.38%, 1/15/17	1,855,134	a	2,036,879
2.38%, 1/15/25	1,023,386	a,b	1,128,684
2.50%, 7/15/16	1,023,038	a	1,130,642
2.63%, 7/15/17	599,215	a,b	672,292
3.00%, 7/15/12	2,232,274	a,b	2,472,768
3.50%, 1/15/11	2,562,039	a,b	2,799,830
3.63%, 4/15/28	1,482,421	a,b	1,973,127
3.88%, 4/15/29	1,297,434	a,b	1,802,826
Total Bonds and Notes (cost $25,719,368)			**26,595,267**

Other Investment−.8%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $176,000)	176,000	c	**176,000**

Investment of Cash Collateral for Securities Loaned—31.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $7,378,937)	7,378,937 c	**7,378,937**
Total Investments (cost $33,274,305)	**147.8%**	**34,150,204**
Liabilities, Less Cash and Receivables	**(47.8%)**	**(11,047,775)**
Net Assets	**100.0%**	**23,102,429**

a *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
b *All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan is $8,100,471 and the total market value of the collateral held by the fund is $9,373,030, consisting of cash collateral of $7,378,937 and U.S. Government and agency securities valued at $1,994,093.*
c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	115.1	Money Market Investment	32.7
			147.8

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

January 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $8,100,471)—Note 1(b):		
Unaffiliated issuers	25,719,368	26,595,267
Affiliated issuers	7,554,937	7,554,937
Cash		201,410
Receivable for investment securities sold		228,920
Dividends and interest receivable		61,560
Prepaid expenses		19,027
Due from The Dreyfus Corporation and affiliates—Note 3(b)		3,140
		34,664,261
Liabilities ($):		
Liability for securities on loan—Note 1(b)		7,378,937
Payable for investment securities purchased		4,140,085
Payable for shares of Common Stock redeemed		12,341
Accrued expenses		30,469
		11,561,832
Net Assets ($)		**23,102,429**
Composition of Net Assets ($):		
Paid-in capital		22,708,846
Accumulated distributions in excess of investment income—net		(268,989)
Accumulated net realized gain (loss) on investments		(213,327)
Accumulated net unrealized appreciation (depreciation) on investments		875,899
Net Assets ($)		**23,102,429**

Net Asset Value Per Share

	Investor Shares	Institutional Shares
Net Assets ($)	16,558,608	6,543,821
Shares Outstanding	1,304,713	515,669
Net Asset Value Per Share ($)	**12.69**	**12.69**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended January 31, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	210,588
Dividends;	8,234
Income from securities lending	6,185
Total Income	**225,007**
Expenses:	
Management fee–Note 3(a)	13,281
Auditing fees	20,861
Registration fees	15,475
Prospectus and shareholders' reports	8,289
Shareholder servicing costs–Note 3(b)	7,343
Legal fees	3,011
Directors' fees and expenses–Note 3(c)	382
Custodian fees–Note 3(b)	273
Loan commitment fees–Note 2	43
Miscellaneous	2,946
Total Expenses	**71,904**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(51,820)
Less–reduction in fees due to earnings credits–Note 1(b)	(370)
Net Expenses	**19,714**
Investment Income–Net	**205,293**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	62,956
Net unrealized appreciation (depreciation) on investments	768,178
Net Realized and Unrealized Gain (Loss) on Investments	**831,134**
Net Increase in Net Assets Resulting from Operations	**1,036,427**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007
Operations ($):		
Investment income–net	205,293	104,922
Net realized gain (loss) on investments	62,956	20,888
Net unrealized appreciation (depreciation) on investments	768,178	119,459
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,036,427**	**245,269**
Dividends to Shareholders from ($):		
Investment income–net:		
Investor Shares	(122,054)	(110,748)
Institutional Shares	(87,341)	(124,621)
Total Dividends	**(209,395)**	**(235,369)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Investor Shares	13,482,780	108,727
Institutional Shares	3,471,412	34,575
Dividends reinvested:		
Investor Shares	121,571	109,794
Institutional Shares	50,126	105,738
Cost of shares redeemed:		
Investor Shares	(62,955)	(954,237)
Institutional Shares	(18,570)	(915,537)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**17,044,364**	**(1,510,940)**
Total Increase (Decrease) in Net Assets	**17,871,396**	**(1,501,040)**
Net Assets ($):		
Beginning of Period	5,231,033	6,732,073
End of Period	**23,102,429**	**5,231,033**
Distributions in excess of investment income–net	(268,989)	(264,887)

	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007
Capital Share Transactions:		
Investor Shares		
Shares sold	1,082,452	9,334
Shares issued for dividends reinvested	9,769	9,398
Shares redeemed	(5,086)	(80,937)
Net Increase (Decrease) in Shares Outstanding	**1,087,135**	**(62,205)**
Institutional Shares		
Shares sold	282,285	2,975
Shares issued for dividends reinvested	4,083	9,048
Shares redeemed	(1,543)	(77,605)
Net Increase (Decrease) in Shares Outstanding	**284,825**	**(65,582)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Investor Shares	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	11.67	11.69	12.34	12.25	12.69	12.50
Investment Operations:						
Investment income−net[b]	.25	.21	.26	.25	.26	.23
Net realized and unrealized gain (loss) on investments	1.01	.27	(.06)	.40	.71	.35
Total from Investment Operations	1.26	.48	.20	.65	.97	.58
Distributions:						
Dividends from investment income−net	(.24)	(.50)	(.71)	(.56)	(.55)	(.39)
Dividends from net realized gain on investments	−	−	(.14)	−	(.86)	−
Total Distributions	(.24)	(.50)	(.85)	(.56)	(1.41)	(.39)
Net asset value, end of period	12.69	11.67	11.69	12.34	12.25	12.69
Total Return (%)	10.88[c]	4.24	1.51	5.39	7.79	4.63[c]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.69[d]	2.10	1.88	1.74	1.80	3.30[d]
Ratio of net expenses to average net assets	.55[d]	.53	.55	.55	.55	.55[d]
Ratio of net investment income to average net assets	4.71[d]	1.83	2.18	2.00	2.05	2.33[d]
Portfolio Turnover Rate	61.66[c]	18.17	60.82	118.91	951.51	1,306.72[c]
Net Assets, end of period ($ x 1,000)	16,559	2,538	3,269	3,009	2,857	2,650

[a] *From October 31, 2002 (commencement of operations) to July 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Institutional Shares	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	11.66	11.68	12.35	12.25	12.69	12.50
Investment Operations:						
Investment income—net[b]	.27	.24	.29	.28	.27	.25
Net realized and unrealized gain (loss) on investments	1.02	.26	(.07)	.41	.73	.35
Total from Investment Operations	1.29	.50	.22	.69	1.00	.60
Distributions:						
Dividends from investment income—net	(.26)	(.52)	(.75)	(.59)	(.58)	(.41)
Dividends from net realized gain on investments	–	–	(.14)	–	(.86)	–
Total Distributions	(.26)	(.52)	(.89)	(.59)	(1.44)	(.41)
Net asset value, end of period	12.69	11.66	11.68	12.35	12.25	12.69
Total Return (%)	11.03[c]	4.47	1.82	5.60	8.06	4.82[c]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.52[d]	1.83	1.63	1.49	1.54	3.06[d]
Ratio of net expenses to average net assets	.30[d]	.28	.30	.30	.30	.30[d]
Ratio of net investment income to average net assets	4.53[d]	2.08	2.43	2.26	2.17	2.58[d]
Portfolio Turnover Rate	61.66[c]	18.17	60.82	118.91	951.51	1,306.72[c]
Net Assets, end of period ($ x 1,000)	6,544	2,693	3,463	3,405	3,296	2,621

a *From October 31,2002 (commencement of operations) to July 31, 2003.*

b *Based on average shares outstanding at each month end.*

c *Not annualized.*

d *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Inflation Adjusted Securities Fund (the "fund") is a separate diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to seek returns that exceed the rate of inflation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, the Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue 500 million shares of $.001 par value Common Stock in each of the following classes of shares: Investor and Institutional. Investor shares are subject to a shareholder services plan. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of January 31, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 194,162 Investor shares and 197,521 Institutional shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and options are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value.

Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and Cash Management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended January 31, 2008, Mellon Bank earned $3,330 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended January 31, 2008.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

The fund has an unused capital loss carryover of $271,230 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 2007. If not applied, $8,577 of the carryover expires in fiscal 2014 and $262,653 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended July 31, 2007 was as follows: ordinary income $235,369. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended January 31, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .30% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from August 1, 2007 through July 31, 2008 that if the aggregated expenses of the fund, exclusive of taxes, brokerage fees, interest expenses, commitment fees on borrowings, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .30% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $51,820 during the period ended January 31, 2008.

(b) Under the Investor Shares Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of Investor Shares average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended January 31, 2008, Investor Shares were charged $6,433 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2008, the fund was charged $635 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended January 31, 2008, the fund was charged $57 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended January 31, 2008, the fund was charged $273 pursuant to the custody agreement.

During the period ended January 31, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: an expense reimbursement of $8,941, which is offset by management fees $1,595 shareholder services plan fees $506, custodian fees $575 chief compliance officer fees $3,066 and transfer agency per account fees $59.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended January 31, 2008, amounted to $26,756,021 and $6,327,743, respectively.

At January 31, 2008, accumulated net unrealized appreciation on investments was $875,899, consisting of $876,513 gross unrealized appreciation and $614 gross unrealized depreciation.

At January 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus
Inflation Adjusted
Securities Fund
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Institutional: DIASX Investor: DIAVX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0588SA0108

Dreyfus
Intermediate
Term Income Fund

SEMIANNUAL REPORT January 31, 2008



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Intermediate Term Income Fund, covering the six-month period from August 1, 2007, through January 31, 2008.

The past six months were a time of significant change for U.S. fixed-income markets. Turmoil in the sub-prime mortgage market, a declining U.S. housing market, and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while other domestic fixed-income sectors tumbled, including highly rated corporate bonds. Throughout the reporting period, the Fed took action to promote market liquidity and forestall a potential recession, lowering short-term interest rates readily which contributed to wider yield differences along the bond market's maturity spectrum. As a result, despite the significant price swings seen along the entire maturity spectrum, longer-term bonds generally realized better overall performance during the reporting period, as well as for 2007 as a whole.

Recent market turbulence and credit concerns have reinforced one of the central principles of successful investing: diversification. As seen last year, investors with broad exposure to both the stock and bond markets had better protection from the full impact of weakness in areas that, prior to the credit crunch, were among the market's leaders. Of course, past performance is not an indicator of future results, and diversification does not guarantee positive returns. However, we believe for a long-term investment objective that a diversification plan created with the help of your financial advisor can overcome any short-term market risks and also capture the potential opportunities down the road that may arise as a result of current developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
February 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of August 1, 2007, through January 31, 2008, as provided by Kent Wosepka, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended January 31, 2008, Dreyfus Intermediate Term Income Fund's Institutional shares achieved a total return of 4.70%, and the fund's Investor shares achieved a total return of 4.47%.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 6.82% for the same period.[2]

An intensifying credit crunch and slower U.S. economic growth sparked a "flight to quality" during the reporting period, in which U.S. Treasury securities rallied strongly while most other bond market sectors declined. Although the fund participated in the strength of the price performance of U.S. Treasuries to a degree, an underweight in Treasuries relative to the benchmark, and holdings in other areas, caused its returns to lag the benchmark.

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the fund normally invests at least 80% of its assets in fixed-income securities of U.S. and foreign issuers rated at least investment grade or the unrated equivalent as determined by Dreyfus. These securities include: U.S. government bonds and notes, corporate bonds, municipal bonds, convertible securities, preferred stocks, inflation-indexed securities, asset-backed securities, mortgage-related securities, and foreign bonds. Typically, the fund can expect to have an average effective maturity ranging from five to ten years, and an average effective duration ranging between three and eight years. For additional yield, the fund may invest up to 20% of its assets in fixed-income securities rated below investment grade.

Sub-Prime Mortgage Woes Derailed Some Market Sectors

The reporting period began in the midst of a credit crisis in U.S. and global fixed-income markets. Heightened volatility stemming from greater-than-expected defaults and delinquencies among sub-prime mortgages had spread to other fixed-income market sectors in the weeks just prior to the start of the reporting period. These credit concerns arose at a time in which the U.S. economy appeared to be slowing, mainly as a result of faltering housing prices and soaring energy costs. These factors led investors to turn away from the higher-yielding segments of the bond market that had performed well over the past several years. Selling pressure was particularly heavy among highly leveraged institutional investors, who were forced to sell their more creditworthy and liquid holdings to meet margin calls and redemption requests.

The Federal Reserve Board (the "Fed") intervened in August by reducing the discount rate, the rate it charges member banks for overnight loans. Although fixed-income investors initially responded positively to the Fed's action, the resulting rally was quashed by additional evidence of an economic slowdown and reports of heavy sub-prime related losses among major commercial and investment banks. The Fed attempted to promote market liquidity and forestall further economic deterioration by reducing the federal funds rate — the rate banks charge one another for overnight loans — from 5.25% at the start of the reporting period to 4.25% by the end of 2007. However, investor sentiment continued to deteriorate in January, with some analysts forecasting the first U.S. recession in seven years. The Fed demonstrated its resolve to fight economic weakness when it reduced the federal funds rate by another 125 basis points — to 3% — in two separate moves in the latter part of January.

Non-Treasury Holdings Constrained Relative Performance

As the credit crisis unfolded, the fund's relatively light holdings of U.S. Treasuries and overweighted positions in shorter-duration corporate bonds and asset-backed securities proved to be a drag on relative performance. We had adopted a defensive investment posture with regard to investment-grade corporate bonds, including an emphasis on shorter-duration securities from companies, including those in the financials sector, that we regarded to be less vulnerable to risks associated with leveraged buyouts. However, this focus detracted from relative performance during the credit crisis. A modest position in high yield bonds also lagged the averages.

On a more positive note, the fund's "bulleted" yield curve strategy benefited from wider yield differences along the market's maturity range, and a slightly longer-than-average duration helped the fund participate more fully in gains among U.S. Treasuries. The fund's modest holdings of non-dollar securities, primarily from the emerging markets, also contributed positively to relative performance, as did the purchase of credit default swaps on certain corporate bonds.

Positioning the Fund for a Changing Market

Elevated energy prices, the housing recession, tighter lending standards and mounting bank losses have continued to weigh on the U.S. economy. Therefore, we expect the Fed to reduce short-term interest rates further, and we have maintained the fund's interest-rate strategies. In addition, we have found more opportunities among short-maturity international bonds in markets where we expect short-term interest rates to fall, and we have increased the fund's positions in credit default swaps on bonds of companies in economically-sensitive industries. In our view, these are prudent strategies in today's unsettled market environment.

February 15, 2008

The fund may use derivative instruments, such as options, futures and options on futures, forward contracts, swaps (including credit default swaps on corporate bonds and asset-backed securities), options on swaps, and other credit derivatives. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Credit default swaps and similar instruments involve greater risks than if the fund had invested in the reference obligation directly, since, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risks.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided for the fund's Investor shares reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Intermediate Term Income Fund from August 1, 2007 to January 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2008

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 4.11	$ 2.68
Ending value (after expenses)	$1,044.70	$1,047.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended January 31, 2008

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 4.06	$ 2.64
Ending value (after expenses)	$1,021.11	$1,022.52

† *Expenses are equal to the fund's annualized expense ratio of .80% for Investor shares and .52% for Institutional shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

January 31, 2008 (Unaudited)

Bonds and Notes–114.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Agricultural–.3%					
Altria Group, Sr. Unscd. Debs.	7.75	1/15/27	1,495,000	a	**1,924,363**
Asset-Backed Ctfs./ Auto Receivables–2.0%					
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	3,020,000	b	2,803,587
Capital Auto Receivables Asset Trust, Ser. 2005-1, Cl. D	6.50	5/15/12	900,000	b	901,688
Capital Auto Receivables Asset Trust, Ser. 2007-1, Cl. D	6.57	9/16/13	500,000	b	456,211
Capital Auto Receivables Asset Trust, Ser. 2006-1, Cl. D	7.16	1/15/13	1,050,000	b	1,079,914
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	1,405,000		1,415,208
Ford Credit Auto Owner Trust, Ser 2005-C, Cl. C	4.72	2/15/11	720,000		731,297
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	1,575,000	b	1,442,463
Ford Credit Auto Owner Trust, Ser. 2006-B, Cl. D	7.12	2/15/13	700,000	b	651,891
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	495,000		487,892
WFS Financial Owner Trust, Ser. 2004-4, Cl. B	3.13	5/17/12	70,240		70,004
WFS Financial Owner Trust, Ser. 2004-3, Cl. B	3.51	2/17/12	66,276		66,141
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	2,065,000		2,089,295
					12,195,591
Asset-Backed Ctfs./Credit Cards–5.1%					
American Express Credit Account Master Trust, Ser. 2007-6, Cl. C	4.63	1/15/13	2,210,000	b,c	2,074,298
Bank One Issuance Trust, Ser. 2004-C1, Cl. C1	4.74	11/15/11	6,455,000	c	6,292,703
Bank One Issuance Trust, Ser. 2003-C4, Cl. C4	5.27	2/15/11	1,000,000	c	999,924
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	4.76	1/9/12	10,235,000	c	9,693,490

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Credit Cards (continued)				
Citibank Credit Card Issuance Trust, Ser. 2003-C1, Cl. C1	5.75	4/7/10	6,805,000 c	6,823,863
MBNA Credit Card Master Note Trust, Ser. 2002-C1, Cl. C1	6.80	7/15/14	5,268,000	5,127,900
				31,012,178
Asset-Backed Ctfs./ Home Equity Loans—1.9%				
Bayview Financial Acquisition Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	1,795,000 c	1,638,117
Centex Home Equity, Ser. 2006-A, Cl. AV1	3.43	6/25/36	60,452 c	60,274
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A1A	5.87	9/25/36	296,956 c	295,744
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	673,933 c	677,398
Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5	5.01	2/25/35	1,700,000 c	1,685,948
Countrywide Asset-Backed Certificates, Ser. 2006-1, Cl. AF1	3.51	7/25/36	57,891 c	57,813
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	1,520,000 c	1,450,450
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	3.42	4/25/36	370,440 c	368,116
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	740,000 c	707,246
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	1,525,000 c	1,397,350
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M2	3.86	2/25/35	1,585,000 c	1,442,327
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M3	3.93	2/25/35	490,000 c	413,910
Residential Asset Securities, Ser. 2005-AHL2, Cl. M3	3.85	10/25/35	450,000 c	326,277
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	688,598 c	483,844

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI1	3.49	3/25/36	167,779 c	160,370
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M2	5.73	5/25/35	1,120,000 c	560,000
				11,725,184
Asset-Backed Ctfs./ **Manufactured Housing−.5%**				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	1,143,879	1,196,180
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	1,375,000	1,403,676
Origen Manufactured Housing, Ser. 2005-B, Cl. M2	6.48	1/15/37	745,000	735,483
				3,335,339
Automobile Manufacturers−.4%				
DaimlerChrysler North America, Gtd. Notes, Ser. E	5.44	10/31/08	2,725,000 c	**2,720,664**
Automotive, Trucks & Parts−.0%				
Goodyear Tire & Rubber, Gtd. Notes	8.66	12/1/09	295,000 c	**295,737**
Banks−7.0%				
BAC Capital Trust XIV, Bank Gtd. Notes	5.63	12/31/49	2,930,000 c	2,379,131
Capital One Financial, Sr. Unsub. Notes	5.43	9/10/09	5,275,000 c	4,921,628
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	1,220,000	1,152,900
Colonial Bank, Sub. Notes	6.38	12/1/15	1,105,000	1,082,851
Colonial Bank, Sub. Notes	8.00	3/15/09	385,000	397,690
ICICI Bank, Bonds	4.92	1/12/10	710,000 b,c	701,164
Industrial Bank of Korea, Sub. Notes	4.00	5/19/14	2,630,000 b,c	2,640,218
Islandsbanki, Notes	4.42	10/15/08	975,000 b,c	975,851

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
J.P. Morgan & Co., Sub. Notes	6.25	1/15/09	1,110,000 a	1,135,171
Landsbanki Islands, Sr. Notes	5.73	8/25/09	2,450,000 b,c	2,448,672
Marshall & Ilsley Bank, Sub. Notes, Ser. BN	5.40	12/4/12	2,430,000 c	2,349,876
Marshall & Ilsley, Sr. Unscd. Notes	5.63	8/17/09	2,765,000	2,825,587
Northern Rock, Sub. Notes	5.60	4/29/49	350,000 b,c	210,245
Northern Rock, Sub. Notes	6.59	6/29/49	1,130,000 b,c	679,010
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	1,825,000 b,c	1,828,645
Sovereign Bancorp, Sr. Unscd. Notes	5.11	3/23/10	2,105,000 c	2,014,586
Sovereign Bancorp, Sr. Notes	5.40	3/1/09	2,145,000 c	2,085,686
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	2,875,000 c	2,448,753
USB Capital IX, Gtd. Notes	6.19	4/15/49	5,585,000 a,c	4,443,091
Wells Fargo Bank, Sub. Notes	7.55	6/21/10	1,895,000	2,056,124
Western Financial Bank, Sub. Debs.	9.63	5/15/12	1,695,000	1,832,093
Zions Bancorporation, Sr. Unscd. Notes	4.38	4/15/08	2,350,000 c	2,341,632
				42,950,604
Building & Construction−.7%				
American Standard, Gtd. Notes	7.38	2/1/08	1,530,000	1,530,000
D.R. Horton, Gtd. Notes	5.88	7/1/13	1,365,000	1,248,975
Masco, Sr. Unscd. Notes	5.43	3/12/10	1,390,000 c	1,332,283
				4,111,258

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Chemicals−.2%					
RPM International, Sr. Unscd. Notes	4.45	10/15/09	1,140,000		**1,147,045**
Commercial & Professional Services−.9%					
Donnelley (R.R.) and Sons, Sr. Unscd. Notes	6.13	1/15/17	2,710,000		2,693,331
ERAC USA Finance, Notes	3.50	4/30/09	700,000	b,c	697,168
ERAC USA Finance, Gtd. Notes	6.38	10/15/17	1,430,000	b	1,409,569
ERAC USA Finance, Notes	7.95	12/15/09	760,000	b	808,947
					5,609,015
Commercial Mortgage Pass-Through Ctfs.−4.3%					
Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A	3.66	1/25/37	1,596,851	b,c	1,542,070
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	3.74	4/25/34	561,829	b,c	522,501
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. A2	3.78	11/25/35	1,405,081	b,c	1,283,457
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	3.96	12/25/33	454,974	b,c	446,901
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. M5	4.03	1/25/36	400,121	b,c	327,035
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. M2	4.58	4/25/34	169,440	b,c	171,170
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B3	6.08	7/25/36	221,573	b,c	150,670
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	6.38	11/25/35	348,655	b,c	244,059
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A2	4.25	7/11/42	1,125,000		1,117,852
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18 Cl. A2	4.56	2/13/42	1,365,000	c	1,356,941

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Capco America Securitization, Ser. 1998-D7, Cl. A1B	6.26	10/15/30	666,522	670,555
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	4.43	5/15/23	2,262,746 b,c	2,193,380
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	1,290,000 b	1,288,413
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	745,000 b	735,024
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	1,650,000 b	1,648,301
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	400,000 b	387,928
GMAC Commercial Mortgage Securities, Ser. 2003-C3, Cl. A2	4.22	4/10/40	1,075,000	1,069,406
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	5.02	3/6/20	2,605,000 b,c	2,439,944
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. G	5.06	3/6/20	1,415,000 b,c	1,360,191
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	5.59	3/6/20	915,000 b,c	841,245
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L	5.84	3/6/20	3,060,000 b,c	2,876,400
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	819,659	820,443
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	695,000 b	663,447
WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	2,378,550 b	2,342,351
				26,499,684
Diversified Financial Services—10.9%				
American International Group, Sr. Unscd. Notes	5.85	1/16/18	1,805,000	1,813,072
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	1,215,000 c	1,196,946
Amvescap, Gtd. Notes	5.63	4/17/12	2,780,000	2,813,888

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Diversified Financial Services (continued)						
Block Financial, Gtd. Notes		7.88	1/15/13	1,600,000		1,617,779
Capmark Financial Group, Gtd. Notes		5.88	5/10/12	3,245,000	b	2,376,086
CIT Group, Sr. Notes		5.02	8/15/08	2,035,000	c	1,970,502
Citigroup Capital XXI, Gtd. Bonds		8.30	12/21/77	3,240,000	c	3,502,984
FCE Bank, Notes	EUR	5.77	9/30/09	1,980,000	c,d	2,654,585
Ford Motor Credit, Sr. Notes		5.80	1/12/09	2,985,000		2,904,047
Fuji JGB Investment, Sub. Bonds		9.87	12/29/49	1,375,000	b,c	1,392,194
Goldman Sachs Capital II, Gtd. Bonds		5.79	12/29/49	1,640,000	c	1,270,119
Goldman Sachs Group, Sub. Notes		6.75	10/1/37	2,780,000		2,735,934
HSBC Finance, Sr. Notes		5.34	9/14/12	3,060,000	a,c	2,897,134
HUB International Holdings, Sr. Sub. Notes		10.25	6/15/15	1,400,000	b	1,071,000
Janus Capital Group, Notes		6.25	6/15/12	1,955,000		2,051,990
Jefferies Group, Sr. Unscd. Notes		7.75	3/15/12	805,000		882,650
John Deere Capital, Sr. Unscd. Notes		5.16	9/1/09	770,000	c	768,892
Kaupthing Bank, Sr. Notes		4.96	1/15/10	2,295,000	b,c	2,120,321
Lehman Brothers Holdings, Sub. Notes		6.88	7/17/37	3,080,000		3,006,015
Leucadia National, Sr. Unscd. Notes		7.00	8/15/13	1,100,000		1,069,750
MBNA Capital A, Bank Gtd. Cap. Secs., Ser. A		8.28	12/1/26	905,000		941,978
Merrill Lynch & Co., Notes, Ser. C		4.25	2/8/10	4,302,000		4,268,281

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Merrill Lynch & Co., Notes, Ser. C	5.10	2/5/10	755,000 c	731,372
Merrill Lynch & Co., Sr. Unscd. Notes	6.05	8/15/12	1,725,000	1,796,820
Merrill Lynch & Co., Sub. Notes	6.11	1/29/37	3,000,000	2,612,394
Morgan Stanley, Notes	3.88	1/15/09	4,900,000	4,901,715
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	475,000	491,886
Morgan Stanley, Sr. Unscd. Notes	6.60	4/1/12	680,000	724,244
SB Treasury, Jr. Sub. Bonds	9.40	12/29/49	2,890,000 b,c	2,946,936
SLM, Unscd. Notes, Ser. A	3.47	7/27/09	2,740,000 a,c	2,543,706
SLM, Unscd. Notes, Ser. A	4.50	7/26/10	1,425,000	1,312,808
Tokai Preferred Capital, Bonds	9.98	12/29/49	2,770,000 b,c	2,814,187
Windsor Financing, Scd. Notes	5.88	7/15/17	550,423 b	595,733
				66,797,948
Electric Utilities—2.9%				
AES, Sr. Unsub. Notes	8.88	2/15/11	980,000	1,021,650
AES, Sr. Notes	9.38	9/15/10	395,000	414,750
Cinergy, Sr. Unscd. Bonds	6.53	12/16/08	1,015,000	1,036,164
Dominion Resources, Sr. Unscd. Notes, Ser. B	5.05	11/14/08	1,335,000 c	1,326,284
Enel Finance International, Gtd. Bonds	6.25	9/15/17	3,600,000 a,b	3,728,268
FirstEnergy, Unsub. Notes, Ser. B	6.45	11/15/11	2,580,000	2,726,895
National Grid, Sr. Unscd. Notes	6.30	8/1/16	1,010,000	1,053,019

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)					
Niagara Mohawk Power, Sr. Unscd. Notes, Ser. G		7.75	10/1/08	1,370,000	1,401,529
NiSource Finance, Gtd. Notes		5.59	11/23/09	1,675,000 c	1,634,805
Nisource Finance, Sr. Unscd. Notes		6.40	3/15/18	700,000	716,363
Ohio Power, Unscd. Notes		4.83	4/5/10	1,400,000 c	1,380,025
Pepco Holdings, Sr. Unscd. Notes		5.75	6/1/10	1,180,000 c	1,178,894
					17,618,646
Environmental Control−.6%					
Allied Waste North America, Sr. Scd. Notes, Ser. B		5.75	2/15/11	135,000	130,950
Oakmont Asset Trust, Notes		4.51	12/22/08	1,265,000 b	1,276,271
USA Waste Services, Sr. Unscd. Notes		7.00	7/15/28	1,145,000	1,208,527
Waste Management, Sr. Unsub. Notes		6.50	11/15/08	950,000	971,355
					3,587,103
Food & Beverages−.4%					
H.J. Heinz, Notes		6.43	12/1/20	1,625,000 b	1,670,430
Kraft Foods, Sr. Unscd. Notes		6.88	2/1/38	890,000	906,844
					2,577,274
Foreign/Governmental−3.8%					
Arab Republic of Egypt, Unsub. Notes	EGP	8.75	7/18/12	9,740,000 b,d	1,813,927
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.33	6/16/08	2,080,000 c	2,089,360
Federal Republic of Brazil, Unscd. Bonds	BRL	12.50	1/5/16	4,070,000 a,d	2,494,553
Mexican Bonos, Bonds, Ser. M	MXN	9.00	12/22/11	25,645,000 d	2,497,268

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Foreign/Governmental (continued)						
Mexican Bonos, Bonds, Ser. MI10	MXN	9.00	12/20/12	31,210,000	d	3,058,957
Mexican Bonos, Bonds, Ser. M 30	MXN	10.00	11/20/36	11,615,000	d	1,343,225
Republic of Argentina, Bonds		3.00	4/30/13	3,845,000	c	2,473,296
Republic of Argentina, Bonds		5.39	8/3/12	7,315,000	c	4,036,051
Russian Federation, Unsub. Bonds		8.25	3/31/10	3,241,810	b	3,399,848
						23,206,485
Health Care−1.4%						
Baxter International, Sr. Unscd. Notes		5.20	2/16/08	1,528,000		1,528,723
HCA, Sr. Unscd. Notes		6.75	7/15/13	1,200,000		1,083,000
HCA, Sr. Unscd. Notes		7.88	2/1/11	1,140,000		1,125,750
HCA, Sr. Unscd. Notes		8.75	9/1/10	1,395,000		1,405,463
Medco Health Solutions, Sr. Unscd. Notes		7.25	8/15/13	3,276,000		3,620,367
						8,763,303
Lodging & Entertainment−.4%						
MGM Mirage, Gtd. Notes		8.50	9/15/10	1,575,000		1,645,875
Mohegan Tribal Gaming Authority, Sr. Unscd. Notes		6.13	2/15/13	1,000,000		942,500
						2,588,375
Machinery−.2%						
Case New Holland, Gtd. Notes		7.13	3/1/14	650,000		651,625
Terex, Gtd. Notes		7.38	1/15/14	590,000		585,575
						1,237,200
Manufacturing−.1%						
Tyco International Group, Gtd. Notes		6.88	1/15/29	530,000		**504,624**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media−1.7%				
Clear Channel Communications, Sr. Unscd. Notes	4.50	1/15/10	1,700,000	1,576,325
Comcast, Gtd. Notes	4.68	7/14/09	4,385,000 c	4,296,765
Comcast, Gtd. Notes	6.30	11/15/17	1,465,000	1,512,190
News America, Gtd. Notes	6.15	3/1/37	2,800,000	2,706,477
				10,091,757
Oil & Gas−1.5%				
Anadarko Petroleum, Sr. Unscd. Notes	5.39	9/15/09	4,370,000 c	4,272,182
BJ Services, Sr. Unscd. Notes	5.29	6/1/08	4,850,000 c	4,858,163
				9,130,345
Property & Casualty Insurance−2.1%				
Allmerica Financial, Debs.	7.63	10/15/25	760,000	720,100
Chubb, Sr. Unscd. Notes	5.47	8/16/08	2,375,000	2,395,681
Hartford Financial Services Group, Sr. Unscd. Notes	5.55	8/16/08	875,000	883,068
Hartford Financial Services Group, Sr. Unscd. Notes	5.66	11/16/08	1,950,000	1,983,716
Leucadia National, Sr. Unscd. Notes	7.13	3/15/17	3,465,000	3,283,088
Nippon Life Insurance, Notes	4.88	8/9/10	1,350,000 b	1,385,678
Pacific Life Global Funding, Notes	3.75	1/15/09	1,545,000 b	1,546,253
Phoenix, Sr. Unscd. Notes	6.68	2/16/08	735,000	735,565
				12,933,149
Real Estate Investment Trusts−3.1%				
Boston Properties, Sr. Unscd. Notes	5.63	4/15/15	810,000	765,265
Commercial Net Realty, Sr. Unscd. Notes	6.15	12/15/15	1,100,000	1,063,335

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Duke Realty, Sr. Unscd. Notes	5.63	8/15/11	350,000	352,839
ERP Operating, Notes	4.75	6/15/09	560,000	556,420
ERP Operating, Notes	5.13	3/15/16	825,000 a	751,335
Federal Realty Investment Trust, Sr. Unscd. Notes	5.40	12/1/13	650,000	642,286
Federal Realty Investment Trust, Notes	6.00	7/15/12	570,000	585,646
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	2,820,000	2,554,604
HRPT Properties Trust, Sr. Unscd. Notes	5.59	3/16/11	1,350,000 c	1,306,525
Istar Financial, Sr. Unscd. Notes	5.50	3/9/10	2,935,000 c	2,614,360
Liberty Property, Sr. Unscd. Notes	6.63	10/1/17	2,370,000	2,379,745
Mack-Cali Realty, Sr. Unscd. Notes	5.05	4/15/10	1,600,000	1,643,043
Mack-Cali Realty, Notes	5.25	1/15/12	580,000	597,410
Regency Centers, Gtd. Notes	5.25	8/1/15	1,450,000	1,401,295
Simon Property Group, Notes	4.60	6/15/10	1,098,000	1,097,578
Simon Property Group, Notes	4.88	8/15/10	850,000	847,257
				19,158,943
Residential Mortgage Pass-Through Ctfs.−4.3%				
American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	447,771 b,c	447,995
Banc of America Mortgage Securities, Ser. 2001-4, Cl. 2B3	6.75	4/20/31	152,343	152,072
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. M6	4.02	4/25/36	355,758 b,c	301,434

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B3	6.33	4/25/36	367,616 b,c	255,170
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	319,109 c	321,765
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	3,034 c	3,028
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2003-8, Cl. B3	5.00	5/25/18	224,820 b	170,502
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2005-31, Cl. 2A1	5.49	1/25/36	863,976 c	873,137
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	5,332,190	5,403,692
Impac CMB Trust, Ser. 2005-8, Cl. 2M2	4.13	2/25/36	1,239,160 c	876,044
Impac CMB Trust, Ser. 2005-8, Cl. 2M3	4.88	2/25/36	996,527 c	662,952
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	3.73	5/25/36	688,198 c	645,025
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B1	6.04	6/25/36	399,058 c	353,679
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.13	9/25/36	1,074,995 c	1,045,454
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	890,000 c	846,801
J.P. Morgan Mortgage Trust, Ser. 2005-A1, Cl. 5A1	4.48	2/25/35	716,057 c	711,039
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.89	10/25/36	695,000 c	664,543
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	1,725,000 c	1,694,157
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	1,195,000 c	1,133,289
Terwin Mortgage Trust, Ser. 2006-9HGA Cl. A1	3.46	10/25/37	607,131 b,c	593,167

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
WaMu Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	3,325,000 c	3,360,658
Wells Fargo Mortgage Backed Securities Trust, Ser. 2005-AR1, Cl. 1A1	4.54	2/25/35	4,155,347 c	4,193,986
Wells Fargo Mortgage Backed Securities Trust, Ser. 2003-1, Cl. 2A9	5.75	2/25/33	1,800,000	1,816,912
				26,526,501
Retail−.4%				
CVS Caremark, Sr. Unscd. Notes	5.44	6/1/10	1,055,000 c	1,031,310
Home Depot, Sr. Unscd. Notes	5.12	12/16/09	815,000 c	797,877
May Department Stores, Gtd. Notes	5.95	11/1/08	760,000	767,617
Saks, Gtd. Notes	8.25	11/15/08	429	433
				2,597,237
Specialty Steel−.2%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	1,155,000 b	**1,157,888**
State/Territory Gen Oblg−1.9%				
California GO (Insured; AMBAC)	3.50	10/1/27	525,000	439,205
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	1,050,000 c	995,484
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	4,525,000	4,400,382
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.00	6/1/27	1,750,000	1,662,518
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	3,255,000	3,189,477

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg (continued)				
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	710,000	660,364
				11,347,430
Telecommunications−3.9%				
America Movil, Gtd. Notes	4.96	6/27/08	455,000 c	452,725
AT & T, Sr. Unscd. Notes	4.96	5/15/08	2,700,000 c	2,699,217
AT & T, Sr. Unscd. Notes	4.98	2/5/10	2,390,000 c	2,370,449
France Telecom, Sr. Unsub. Notes	7.75	3/1/11	1,280,000 c	1,394,917
Intelsat Bermuda, Sr. Unscd. Notes	11.25	6/15/16	700,000	703,500
Intelsat, Sr. Unscd. Notes	5.25	11/1/08	1,540,000	1,536,150
Intelsat, Sr. Unscd. Notes	7.63	4/15/12	695,000 a	528,200
Qwest, Bank Note, Ser. B	6.95	6/30/10	464,000 c	470,960
Qwest, Bank Note, Ser. B	6.95	6/30/10	1,858,000 c	1,885,870
Qwest, Sr. Unscd. Notes	7.50	10/1/14	1,350,000	1,363,500
Qwest, Sr. Notes	7.88	9/1/11	710,000	735,738
Sprint Capital, Gtd. Notes	6.88	11/15/28	1,370,000	1,152,319
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	2,425,000	2,522,361
Time Warner Cable, Gtd. Notes	5.85	5/1/17	1,380,000	1,383,661
Time Warner, Gtd. Notes	5.88	11/15/16	4,610,000	4,542,565
				23,742,132

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Textiles & Apparel−.2%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	990,000	**1,038,678**
Transportation−.2%				
Ryder System, Notes	3.50	3/15/09	1,435,000	**1,438,691**
U.S. Government Agencies/ Mortgage-Backed−37.3%				
Federal Home Loan Mortgage Corp.:				
5.50%			5,600,000 ᵉ	5,730,374
5.00%, 12/1/20			735,550	745,514
5.50%, 2/15/14−12/1/32			7,010,000	7,085,575
5.50%, 11/1/22−4/1/37			18,773,745	19,114,926
6.00%, 9/1/22−12/1/37			23,983,116	24,604,641
6.50%, 10/1/31−3/1/32			83,858	87,626
Multiclass Mortgage Participation Ctfs., Ser. 2586, Cl. WE, 4.00%, 12/15/32			4,280,290	4,127,219
Federal National Mortgage Association:				
5.00%			13,600,000 ᵉ	13,767,878
5.50%			530,000 ᵉ	542,090
6.00%			70,810,000 ᵉ	72,749,417
6.50%			15,485,000 ᵉ	16,048,747
5.00%, 5/1/18−1/1/22			8,501,931	8,622,412
5.50%, 9/1/22−1/1/37			14,040,677	14,258,794
6.00%, 10/1/22−11/1/37			8,671,430	8,910,225
6.50%, 11/1/10−11/1/37			6,592,179	6,844,778
Pass-Through Ctfs., Ser. 2004-58, Cl. LJ, 5.00%, 7/25/34			3,047,813	3,138,136
Government National Mortgage Association I:				
Ser. 2007-46, Cl. A, 3.14%, 11/16/29			1,201,831	1,196,177
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23			312,380	311,457
Ser. 2005-34, Cl. A, 3.96%, 9/16/21			1,221,252	1,224,390
Ser. 2005-79, Cl. A, 4.00%, 10/16/33			1,275,006	1,281,832
Ser. 2005-50, Cl. A, 4.02%, 10/16/26			1,170,765	1,176,672
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			1,690,710	1,699,490
Ser. 2005-42, Cl. A, 4.05%, 7/16/20			1,581,252	1,587,674
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			1,796,437	1,808,065
Ser. 2005-67, Cl. A, 4.22%, 6/16/21			786,445	789,433
Ser. 2005-59, Cl. A, 4.39%, 5/16/23			1,264,556	1,276,075
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			3,362,789	3,395,994
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29			4,800,000	4,883,778

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Government National Mortgage Association II:		
5.63%, 7/20/30	59,674 c	60,105
6.50%, 2/20/31–7/20/31	257,666	269,190
7.00%, 11/20/29	699	747
		227,339,431
U.S. Government Securities−14.0%		
U.S. Treasury Notes:		
3.63%, 12/31/12	22,920,000 f	23,781,311
3.88%, 9/15/10	11,035,000 a	11,503,999
4.25%, 1/15/11	8,940,000 a	9,441,480
4.50%, 4/30/12	19,530,000 a	20,953,561
4.63%, 11/15/16	17,820,000 a	19,231,683
		84,912,034
Total Bonds and Notes (cost $707,033,080)		**701,821,836**

Preferred Stocks−.6%	Shares	Value ($)
Diversified Financial Services−.4%		
AES Trust VII, Conv., Cum. $3.00	44,450	**2,222,500**
Manufacturing−.2%		
CIT Group Conv., Cum. $0.613542	56,300	**1,180,048**
Total Preferred Stocks (cost $3,618,877)		**3,402,548**

Options−.4%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.4%		
3-Month Floor USD Libor-BBA Interest Rate, October 2009 @ 2.50	49,220,000	181,040
3-Month USD Libor-BBA, Swaption	5,950,000	249,305
6-Month USD Libor-BBA, Swaption	23,150,000	1,911,982
		2,342,327

Options (continued)	Face Amount Covered by Contracts ($)	Value ($)
Put Options–.0%		
U.S. Treasury Bonds		
February 2008 @ 117	7,600,000	**51,063**
Total Options		
(cost $2,253,794)		**2,393,390**

Short-Term Investments–3.7%	Principal Amount ($)	Value ($)
U.S. Government Agencies–2.8%		
Federal National Mortgage		
Association, Discount Notes, 3.60%, 3/12/08	13,400,000	13,346,400
Federal National Mortgage		
Association, Discount Notes, 4.11%, 2/22/08	3,950,000	3,940,530
		17,286,930
U.S. Treasury Bills–.9%		
2.88%, 3/27/08	5,215,000 g	**5,201,201**
Total Short-Term Investments		
(cost $22,478,920)		**22,488,131**

Other Investment–2.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $17,832,000)	17,832,000 h	**17,832,000**

Investment of Cash Collateral for Securities Loaned—1.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $10,843,960)	10,843,960 [h]	**10,843,960**
Total Investments (cost $764,060,631)	**124.2%**	**758,781,865**
Liabilities, Less Cash and Receivables	**(24.2%)**	**(147,761,918)**
Net Assets	**100.0%**	**611,019,947**

[a] *All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan is $70,843,079 and the total market value of the collateral held by the fund is $72,725,266, consisting of cash collateral of $10,843,960 and U.S. Government and Agency securities valued at $61,881,306.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $74,337,316 or 12.2% of net assets.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *Principal amount stated in U.S. Dollars unless otherwise noted.*
  BRL—Brazilian Real
  EGP—Egyptian Pound
  EUR—Euro
  MXN—Mexican Peso

[e] *Purchased on a forward commitment basis.*

[f] *Purchased on a delayed delivery basis.*

[g] *All or partially held by a broker as collateral for open financial futures positions.*

[h] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government & Agencies	51.3	State/Government	
Corporate Bonds	39.7	General Obligations	1.9
Asset/Mortgage-Backed	18.1	Preferred Stocks	.6
Short-Term/Money Market Investments	8.4	Options	.4
Foreign/Governmental	3.8		**124.2**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 1/31/2008 ($)
Financial Futures Long:				
Euro-BOBL	215	35,368,843	March 2008	171,603
U.S. Treasury 5 Year Notes	629	71,077,000	March 2008	331,750
U.S. Treasury 10 Year Notes	402	46,920,937	March 2008	1,601,985
U.S. Treasury 30 Year Bonds	32	3,818,000	March 2008	93,016
Financial Futures Short;				
U.S. Treasury 2 Year Notes	347	(73,986,906)	March 2008	(764,547)
				1,433,807

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

January 31, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
U.S. Treasury 10 Year Notes February 2008 @ 116.50	208,000	(240,500)
Put Options:		
U.S. Treasury 10 Year Notes February 2008 @ 116.50 (Premiums received $427,681)	208,000	(195,000) **(435,500)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

January 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $70,843,079)–Note 1(c):		
Unaffiliated issuers	735,384,671	730,105,905
Affiliated issuers	28,675,960	28,675,960
Cash		448,122
Receivable for investment securities sold		124,227,649
Dividends and interest receivable		5,611,383
Swaps premium paid		1,772,728
Unrealized appreciation on swap contracts–Note 4		1,540,152
Receivable for futures variation margin–Note 4		613,625
Receivable from broker for swap transactions–Note 4		541,442
Receivable for shares of Common stock subscribed		536,275
Unrealized appreciation on forward currency exchange contracts–Note 4		17,282
Prepaid expenses		23,274
		894,113,797
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		396,954
Payable for investment securities purchased		266,145,630
Liability for securities on loan–Note 1(c)		10,843,960
Unrealized depreciation on swap contracts–Note 4		3,759,430
Payable for shares of Common stock redeemed		1,233,134
Outstanding options written, at value (premiums received $427,681)–See Statement of Options Written–Note 4		435,500
Unrealized depreciation on forward currency exchange contracts–Note 4		73,347
Payable to broker for swap transactions–Note 4		4,913
Accrued expenses		200,982
		283,093,850
Net Assets ($)		**611,019,947**
Composition of Net Assets ($):		
Paid-in capital		622,975,686
Accumulated undistributed investment income–net		3,297,248
Accumulated net realized gain (loss) on investments		(9,171,753)
Accumulated net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions (including $1,433,807 net unrealized appreciation on financial futures)		(6,081,234)
Net Assets ($)		**611,019,947**

Net Asset Value Per Share

	Investor Shares	Institutional Shares
Net Assets ($)	575,929,123	35,090,824
Shares Outstanding	45,602,819	2,778,895
Net Asset Value Per Share ($)	**12.63**	**12.63**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended January 31, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	16,370,677
Dividends:	
Unaffiliated issuers	118,171
Affiliated issuers	185,017
Income from securities lending	205,860
Total Income	**16,879,725**
Expenses:	
Management fee—Note 3(a)	1,324,056
Shareholder servicing costs—Note 3(b)	970,008
Custodian fees—Note 3(b)	123,032
Prospectus and shareholders' reports	42,813
Registration fees	28,459
Professional fees	28,297
Directors' fees and expenses—Note 3(c)	8,551
Miscellaneous	31,584
Total Expenses	**2,556,800**
Less—reduction in management fee due to undertaking—Note 3(a)	(247,947)
Less—reduction in fees due to earnings credits—Note 1(c)	(7,376)
Net Expenses	**2,301,477**
Investment Income-Net	**14,578,248**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	9,766,234
Net realized gain (loss) on options transactions	1,588,187
Net realized gain (loss) on financial futures	4,593,239
Net realized gain (loss) on swap transactions	(388,223)
Net realized gain (loss) on forward currency exchange contracts	(163,879)
Net Realized Gain (Loss)	**15,395,558**
Net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions (including $929,064 net unrealized appreciation on financial futures)	(3,914,026)
Net Realized and Unrealized Gain (Loss) on Investments	**11,481,532**
Net Increase in Net Assets Resulting from Operations	**26,059,780**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007
Operations ($):		
Investment income—net	14,578,248	25,472,377
Net realized gain (loss) on investments	15,395,558	(694,728)
Net unrealized appreciation (depreciation) on investments	(3,914,026)	3,626,068
Net Increase (Decrease) in Net Assets Resulting from Operations	**26,059,780**	**28,403,717**
Dividends to Shareholders from ($):		
Investment income—net:		
Investor Shares	(13,904,234)	(25,028,938)
Institutional Shares	(936,385)	(1,871,248)
Net realized gain on investments:		
Investor Shares	(565,680)	–
Institutional Shares	(35,010)	–
Total Dividends	**(15,441,309)**	**(26,900,186)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Investor Shares	115,817,901	154,466,147
Institutional Shares	2,139,450	6,267,151
Dividends reinvested:		
Investor Shares	13,485,841	23,136,692
Institutional Shares	66,188	19,209
Cost of shares redeemed:		
Investor Shares	(86,007,533)	(115,167,212)
Institutional Shares	(3,244,113)	(2,411,080)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**42,257,734**	**66,310,907**
Total Increase (Decrease) in Net Assets	**52,876,205**	**67,814,438**
Net Assets ($):		
Beginning of Period	558,143,742	490,329,304
End of Period	**611,019,947**	**558,143,742**
Undistributed investment income—net	3,297,248	3,559,619

	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007
Capital Share Transactions:		
Investor Shares		
Shares sold	9,289,253	12,317,326
Shares issued for dividends reinvested	1,082,187	1,844,775
Shares redeemed	(6,904,642)	(9,194,033)
Net Increase (Decrease) in Shares Outstanding	**3,466,798**	**4,968,068**
Institutional Shares		
Shares sold	172,454	501,731
Shares issued for dividends reinvested	5,327	1,534
Shares redeemed	(259,813)	(192,195)
Net Increase (Decrease) in Shares Outstanding	**(82,032)**	**311,070**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended January 31, 2008	Year Ended July 31,				
Investor Shares	(Unaudited)	2007	2006	2005	2004[a]	2003
Per Share Data ($):						
Net asset value, beginning of period	12.40	12.35	12.75	12.53	12.86	12.42
Investment Operations:						
Investment income−net[b]	.31	.61	.53	.46	.46	.56
Net realized and unrealized gain (loss) on investments	.24	.08	(.28)	.31	(.01)[c]	.51
Total from Investment Operations	.55	.69	.25	.77	.45	1.07
Distributions:						
Dividends from investment income−net	(.31)	(.64)	(.58)	(.55)	(.54)	(.63)
Dividends from net realized gain on investments	(.01)	−	(.07)	−	(.24)	−
Total Distributions	(.32)	(.64)	(.65)	(.55)	(.78)	(.63)
Net asset value, end of period	12.63	12.40	12.35	12.75	12.53	12.86
Total Return (%)	4.47[d]	5.74	2.05	6.24	3.59	8.64

Investor Shares	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31,				
		2007	2006	2005	2004[a]	2003
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.89[e]	.92	.91	.89	.90	.90
Ratio of net expenses to average net assets	.80[e]	.80	.80	.80	.80	.82
Ratio of net investment income to average net assets	4.94[e]	4.85	4.21	3.63	3.56	4.34
Portfolio Turnover Rate	207.40[d,f]	492.35[f]	439.09[f]	644.23[f]	801.49[f]	838.50
Net Assets, end of period ($ x 1,000)	575,929	522,661	458,856	531,232	677,228	831,818

[a] As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended July 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.51% to 3.56%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] In addition to the net realized and unrealized gain on investments as shown in the Statement of Operations, this amount includes a decrease in net asset value per share resulting from the timing of issuances and redemptions of shares in relation to fluctuating market values for the fund's investments.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended January 31, 2008, July 31, 2007, July 31, 2006, July 31, 2005 and July 31, 2004 were 83.75%, 357.70%, 270.18%, 521.83% and 718.14%, respectively.

See notes to financial statements.

Institutional Shares	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007	2006	2005	2004[a]	2003
Per Share Data ($):						
Net asset value, beginning of period	12.40	12.34	12.75	12.52	12.85	12.41
Investment Operations:						
Investment income—net[b]	.33	.64	.56	.51	.49	.63
Net realized and unrealized gain (loss) on investments	.24	.09	(.28)	.30	.00[c]	.48
Total from Investment Operations	.57	.73	.28	.81	.49	1.11
Distributions:						
Dividends from investment income—net	(.33)	(.67)	(.62)	(.58)	(.58)	(.67)
Dividends from net realized gain on investments	(.01)	–	(.07)	–	(.24)	–
Total Distributions	(.34)	(.67)	(.69)	(.58)	(.82)	(.67)
Net asset value, end of period	12.63	12.40	12.34	12.75	12.52	12.85
Total Return (%)	4.70[d]	6.02	2.35	6.40	3.88	9.07

Institutional Shares	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31,				
		2007	2006	2005	2004[a]	2003
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[e]	.53	.51	.55	.53	.53
Ratio of net expenses to average net assets	.52[e,f]	.53[f]	.51[f]	.53	.52	.50
Ratio of net investment income to average net assets	5.22[e]	5.10	4.48	3.86	3.85	4.88
Portfolio Turnover Rate	207.40[d,g]	492.35[g]	439.09[g]	644.23[g]	801.49[g]	838.50
Net Assets, end of period ($ x 1,000)	35,091	35,482	31,473	27,401	2,850	4,470

[a] As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended July 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.80% to 3.85%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Not annualized.

[e] Annualized.

[f] The difference for the period represents less than .01%.

[g] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended January 31, 2008, July 31, 2007, July 31, 2006, July 31, 2005 and July 31, 2004 were 83.75%, 357.70%, 270.18%, 521.83% and 718.14%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Intermediate Term Income Fund (the "fund") is a separate diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, the Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge. The fund is authorized to issue 500 million shares of $.001 par value Common Stock in each of the following classes of shares: Investor and Institutional. Investor shares are subject to a shareholder services plan. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange, are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and the asked price. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager , U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended January 31, 2008, Mellon Bank earned $110,848 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital losses carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN48 had no impact on the operations of the fund for the period ending January 31, 2008.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

The fund has an unused capital loss carryover of $17,298,296 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 2007. If not applied, $3,468,128 the carryover expires in fiscal 2012, $5,388,717 expires in fiscal 2013, $1,724,165 expires in fiscal 2014 and $6,717,286 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended July 31, 2007 was as follows: ordinary income $26,900,186. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended January 31, 2008, the fund did not borrow under either the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .45% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken through January 31, 2008 to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .55% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $247,947 during the period ended January 31, 2008.

(b) Under the Investor Shares Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of Investor Shares average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended January 31, 2008, Investor Shares were charged $691,435 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2008, the fund was charged $51,217 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended January 31, 2008, the fund was charged $4,712 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended January 31, 2008, the fund was charged $123,032 pursuant to the custody agreement.

During the period ended January 31, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $229,017, shareholder services plan fees $119,684, custodian fees $50,769, chief compliance officer fees $4,017 and transfer agency per account fees $20,032, which are offset against an expense reimbursement currently in effect in the amount of $26,565.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, option transactions, financial futures, forward currency exchange contracts and swap transactions, during the period ended January 31, 2008, amounted to $1,545,515,716 and $1,585,987,267, respectively, of which $921,465,256 in purchases and $922,151,023 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended January 31, 2008:

| | Face Amount | | Options Terminated | |
| | Covered by | Premiums | | Net Realized |
Options Written:	Contracts ($)	Received ($)	Cost ($)	Gain (Loss) ($)
Contracts outstanding				
July 31, 2007	396,960,000	526,514		
Contracts written	1,183,173,000	1,975,966		
Contracts terminated:				
Closed	1,207,768,000	1,278,005	2,021,659	(743,654)
Expired	371,949,000	796,794	–	796,794
Total contracts				
terminated	1,579,717,000	2,074,799	–	
Contracts outstanding				
January 31, 2008	**416,000**	**427,681**		

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at January 31, 2008 are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at January 31, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Russian Ruble, Expiring 3/19/2008	35,795,000	1,446,146	1,463,428	17,282
Saudi Arabia Riyal, Expiring 3/25/2008	10,550,000	2,828,175	2,818,142	(10,033)
Sales:		**Proceeds ($)**		
Euro, Expiring 3/19/2008	1,370,000	2,007,376	2,035,409	(28,033)
Mexican New Peso Expiring 3/19/2008	32,860,000	2,987,273	3,022,554	(35,281)
Total				**(56,065)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the portfolio is receiving a fixed rate, the portfolio is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swaps entered into by the fund at January 31, 2008:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
9,850,000	Altria Group, 7%, 11/4/2013	Citigroup Global Markets	(.27)	12/20/2011	111,774
3,540,000	Auto Receivable Backed, 2007-1, Bbb Index	Lehman Brothers Inc.	1.50	2/15/2014	(475,110)
2,160,000	Auto Receivable Backed, 2007-1, Bbb Index	Lehman Brothers Inc.	1.50	2/15/2014	(296,217)
5,430,000	Autozone, 5.875%, 10/15/2012	Goldman, Sachs & Co.	(.62)	6/20/2012	105,152
2,550,000	Block Financial, 5.125%, 10/30/2014	Barclays Capital Inc	(1.95)	9/20/2014	129,045

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
2,040,000	Block Financial, 5.125%, 10/30/2014	Morgan Stanley, Dean Witter & Co.	(2.33)	12/20/2012	55,524
640,000	Block Financial, 5.125%, 10/30/2014	J.P. Morgan Chase	(2.25)	12/20/2012	19,439
600,000	Block Financial, 5.125%, 10/30/2014	J.P. Morgan Chase	(2.80)	12/20/2012	4,345
1,830,000	Block Financial, 5.125%, 10/30/2014	Morgan Stanley, Dean Witter & Co.	(1.95)	9/20/2014	92,609
840,000	Capital One Financial, 6.25%, 11/15/2013	Deutsche Bank	(4.45)	3/20/2013	(27,410)
1,608,000	Capital One Financial, 6.25%, 11/15/2013	Deutsche Bank	(4.45)	3/20/2013	(52,270)
2,840,000	Capital One Financial, 6.25%, 11/15/2013	Deutsche Bank	(4.40)	3/20/2013	(86,338)
2,532,000	Capital One Financial, 6.25%, 11/15/2013	Goldman, Sachs & Co.	(4.65)	3/20/2013	(103,958)
1,500,000	Capital One Financial, 6.25%, 11/15/2013	J.P. Morgan Chase	(2.35)	12/20/2012	74,836
910,000	Capital One Financial, 6.25%, 11/15/2013	J.P. Morgan Chase	(2.75)	12/20/2012	30,286
626,000	Century Tel, 7.875%, 8/15/2012	Morgan Stanley, Dean Witter & Co.	(1.15)	9/20/2015	(3,840)
2,161,000	Century Tel, 7.875%, 8/15/2012	Citigroup Global Markets	(1.16)	9/20/2015	(14,669)
1,530,000	CSX, 5.3%, 2/15/2014	Goldman, Sachs & Co.	(.66)	12/20/2012	13,206
1,940,000	CSX, 5.3%, 2/15/2014	J.P. Morgan Chase	(.65)	12/20/2012	17,636
2,440,000	CSX, 5.3%, 2/15/2014	Merrill Lynch Pierce Fenner & Smith	(.69)	12/20/2012	17,698
8,200,000	Dow Jones CDX.NA.IG.9 Index	Goldman, Sachs & Co.	(.80)	12/20/2017	209,199
1,460,000	Dow Chemical, 6%, 10/1/2012	Goldman, Sachs & Co.	(.56)	3/20/2013	2,178
6,000,000	Eastman Chemical, 7.6%, 2/1/2027	Morgan Stanley, Dean Witter & Co.	(.50)	12/20/2012	28,919
3,300,000	Fedex, 7.25%, 2/15/2011	Citicorp	(.55)	12/20/2012	44,000

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,650,000	Fedex, 7.25%, 2/15/2011	Citicorp	(.60)	12/20/2012	18,207
950,000	Fedex, 7.25%, 2/15/2011	J.P. Morgan Chase	(.54)	12/20/2012	13,103
785,000	First Data, 4.7%, 8/1/2013	Lehman Brothers Inc.	2.90	12/20/2009	(30,472)
1,375,000	Freeport-Mcmoran C & G, 10.125%, 2/1/2010	Merrill Lynch Pierce Fenner & Smith	.92	6/20/2010	(13,728)
4,150,000	Goldman, Sachs & Co., 6.6%, 1/15/2012	Deutsche Bank	(.69)	3/20/2013	26,193
4,150,000	HSBC Finance, 7%, 5/15/2012	Deutsche Bank	(1.11)	3/20/2013	67,525
2,950,000	Humana, 6.3%, 8/1/2018	Goldman, Sachs & Co.	−	3/20/2013	17,652
730,000	Kohls, 6.3%, 3/1/2011	Deutsche Bank	(1.60)	3/20/2013	(15,031)
620,000	Kohls, 6.3%, 3/1/2011	Goldman, Sachs & Co.	(1.68)	3/20/2013	(15,053)
630,000	Kohls, 6.3%, 3/1/2011	J.P. Morgan Chase	(1.55)	3/20/2013	(11,502)
1,020,000	Kohls, 6.3%, 3/1/2011	Morgan Stanley, Dean Witter & Co.	(1.62)	3/20/2013	(21,955)
8,530,000	Liberty Mutual Insurance Company, 7.875%, 10/15/2026	Lehman Brothers Inc.	(.35)	12/20/2014	91,270
3,000,000	Motorola, 6.5%, 9/1/2025	J.P. Morgan Chase	(.99)	3/20/2013	81,497
4,925,000	Northern Tobacco, 5%, 6/1/2046	Lehman Brothers Inc.	1.35	12/20/2011	(218,260)
2,840,000	Republic Of Panama, 8.875%, 9/30/2027	Deutsche Bank	(1.57)	9/20/2017	99,841
2,840,000	Republic Of The Philippines, 10.625%, 3/16/2025	Barclays Capital Inc.	(2.56)	9/20/2017	(20,888)
2,840,000	Republic Of Turkey, 11.875%, 1/15/2030	Barclays Capital Inc	(2.82)	9/20/2017	(51,333)
7,220,000	Republic Of Venezuela, 9.25%, 9/15/2027	Deutsche Bank	4.45	8/20/2012	122,912
2,600,000	Republic Of Venezuela, 9.25%, 9/15/2027	Deutsche Bank	(5.99)	2/20/2018	(106,972)

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,225,000	Rite Aid, 7.7%, 2/15/2027	J.P. Morgan Chase	3.55	9/20/2010	(233,299)
675,000	Rite Aid, 7.7%, 2/15/2027	Lehman Brothers Inc.	4.55	9/20/2010	(114,004)
675,000	Rite Aid, 7.7%, 2/15/2027	Lehman Brothers Inc.	4.85	9/20/2010	(109,640)
4,925,000	Southern California Tobacco, 5%, 6/1/2037	Citigroup Global Markets	1.35	12/20/2011	(218,259)
920,000	Standish Structured Tranched Portfolio 0-3%	Barclays Capital Inc.	13.40	6/20/2012	(516,704)
2,390,000	Structured Model Portfolio 0-3%	Morgan Stanley, Dean Witter & Co.	–	9/20/2013	(168,325)
2,975,000	Structured Model Portfolio 0-3%	Ubs Warburg Dillon Read	–	9/20/2013	(336,124)
3,900,000	Structured Model Portfolio 0-3%	J.P. Morgan Chase	–	9/20/2013	(436,734)
2,380,000	TJX Cos., 7.45%, 12/15/2009	Deutsche Bank	(.79)	3/20/2013	(10,863)
620,000	TJX Cos., 7.45%, 12/15/2009	Morgan Stanley, Dean Witter & Co.	(.82)	3/20/2013	(3,695)
2,985,000	Verizon Communications	Morgan Stanley, Dean Witter & Co.	(.41)	3/20/2018	44,797
120,000	Verizon Communications, 4.9%, 9/15/2015	Deutsche Bank	(.45)	12/20/2017	1,309
8,300,000	Wachovia, 3.625%, 2/17/2009	Deutsche Bank	1.00	3/20/2013	(46,777)
					(2,219,278)

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. At January 31, 2008, there were no open interest rate swaps.

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a notional amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the fund will receive a payment from or make a payment to the counterparty, respectively. At January 31, 2008, there were no open total return swaps.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At January 31, 2008, accumulated net unrealized depreciation on investments was $5,278,766, consisting of $11,381,779 gross unrealized appreciation and $16,660,545 gross unrealized depreciation.

At January 31, 2008 the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Plan of Reorganization

On October 18, 2007, the Board of Directors approved an Agreement and Plan of Reorganization between the fund and each of Dreyfus A Bonds Plus, Inc., Dreyfus Premier Managed Income Fund and Dreyfus Premier Core Bond Fund (each, an "Acquired Fund" or, cumulatively, the "Acquired Funds"), providing for each Acquired Fund to merge into the fund as part of a tax-free reorganization. Each merger, which is subject to the approval of each Acquired Fund's shareholders, currently is anticipated to occur during the second quarter of 2008. On its merger date, each of the Acquired Funds would exchange all of its assets at net asset value, subject to liabilities, for an equivalent value of shares of the fund. Such shares would be distributed pro rata to shareholders of each of the Acquired Funds so that each shareholder receives a number of shares of the fund equal to the aggregate net asset value of the shareholder's Acquired Fund's shares. On February 27, 2008, shareholders of Dreyfus A Bonds Plus, Inc. approved the merger, which is scheduled to occur on or about the close of business on April 28, 2008. If either of the proposed mergers involving Dreyfus Premier Managed Income Fund or Dreyfus Premier Core Bond Fund is approved by shareholders, the fund will change its multiple class distribution structure to conform to that of other Dreyfus-managed premier funds, and the fund will change its name to "Dreyfus Premier Intermediate Term Income Fund."

For More Information

**Dreyfus
Intermediate
Term Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Institutional: DITIX   Investor: DRITX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0082SA0108

Dreyfus Premier
Short Term
Income Fund

SEMIANNUAL REPORT January 31, 2008



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Short Term Income Fund, covering the six-month period from August 1, 2007, through January 31, 2008.

The past six months were a time of significant change for U.S. fixed-income markets. Turmoil in the sub-prime mortgage market, a declining U.S. housing market, and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while other domestic fixed-income sectors tumbled, including highly rated corporate bonds. Throughout the reporting period, the Fed took action to promote market liquidity and forestall a potential recession, lowering short-term interest rates readily which contributed to wider yield differences along the bond market's maturity spectrum. As a result, despite the significant price swings seen along the entire maturity spectrum, longer-term bonds generally realized better overall performance during the reporting period, as well as for 2007 as a whole.

Recent market turbulence and credit concerns have reinforced one of the central principles of successful investing: diversification. As seen last year, investors with broad exposure to both the stock and bond markets had better protection from the full impact of weakness in areas that, prior to the credit crunch, were among the market's leaders. Of course, past performance is not an indicator of future results, and diversification does not guarantee positive returns. However, we believe for a long-term investment objective that a diversification plan created with the help of your financial advisor can overcome any short-term market risks and also capture the potential opportunities down the road that may arise as a result of current developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
February 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of August 1, 2007, through January 31, 2008, as provided by Catherine Powers, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended January 31, 2008, Dreyfus Premier Short Term Income Fund achieved total returns of 2.01% for Class B shares, 2.40% for Class D shares and 2.39% for Class P shares.[1] In comparison, the fund's benchmark index, the Merrill Lynch 1-5 Year Corporate/Government Index (the "Index"), achieved a total return of 6.30% for the same period.[2]

The U.S. bond market encountered difficult conditions during the reporting period as economic weakness and a credit crisis originating in the sub-prime mortgage sector sparked a "flight to quality" among investors. U.S. Treasury securities gained value as investors reassessed their attitudes toward risk, but other types of bonds performed poorly. The fund's returns substantially lagged its benchmark, which we attribute to the fund's underweight position in Treasuries, as well as significant price dislocations, which resulted from the sub-prime fallout.

The Fund's Investment Approach

The fund seeks to maximize total returns consisting of capital appreciation and current income. To pursue this goal, the fund invests at least 80% of its assets in fixed-income securities of U.S. or foreign issuers rated investment grade or the unrated equivalent as determined by Dreyfus. This may include: U.S. government bonds and notes, corporate bonds, municipal bonds, convertible securities, preferred stocks, inflation-indexed securities, asset-backed securities, mortgage-related securities (including CMOs), and foreign bonds. For additional yield, the fund may invest up to 20% of its assets in fixed-income securities rated below investment grade ("high yield" or "junk" bonds). Typically, the fund's portfolio can be expected to have an average effective maturity and an average effective duration of three years or less.

Sub-Prime Woes Derailed Most Market Sectors

Heightened volatility stemming from an unexpected surge in defaults among sub-prime mortgages spread to other bond market sectors just prior to the start of the reporting period. At the same time, the U.S. economy faltered, mainly due to plunging housing prices and soaring energy costs. These factors led investors to turn away from the higher yielding segments of the bond market, causing yield differences between U.S. Treasury securities and other types of bonds to widen dramatically.

In mid-August, the Federal Reserve Board (the "Fed") intervened in the developing credit crunch by reducing the rate it charges member banks for overnight loans. The resulting Treasury rally was overwhelmed in subsequent months by disappointing economic data and reports of heavy sub-prime related losses among commercial and investment banks. The Fed attempted to forestall further weakness by reducing the federal funds rate — the rate banks charge one another for overnight loans — from 5.25% at the start of the reporting period to 4.25% by the end of 2007. However, economic indicators and investor sentiment continued to deteriorate in January, and the Fed implemented its most aggressive policy easing in 25 years when it lowered the federal funds rate by another 125 basis points — to 3% — in two separate moves in the latter part of January.

Non-Treasury Holdings Constrained Relative Performance

As the credit crisis unfolded, the fund's relatively light holdings of U.S. Treasuries, an overweighted position in shorter duration corporate bonds and out-of-Index positions in asset-backed, residential mortgage-backed and commercial mortgage-backed securities weighed on the fund's relative performance. We had adopted a defensive investment posture with regard to investment-grade corporate bonds, including an emphasis on financial services companies that tend to be less vulnerable to risks associated with leveraged buyouts. However, this focus detracted from relative performance when financial companies posted sub-prime losses.

While the fund's holdings of asset-backed and mortgage-backed securities were composed primarily of shorter maturity, AAA-rated bonds, they declined sharply when it became clear that sub-prime losses among bond insurers could lead to credit-rating downgrades, potentially affecting trillions of dollars of insured securities. We reduced the fund's exposure to recently issued structured securities that we regarded as vulnerable to credit-rating downgrades, but it made little sense to us to sell other holdings at distressed prices as long as we remained confident that they were likely to pay interest and principal in a timely manner.

On a more positive note, the fund participated in the rally among U.S. Treasuries, and our "bulleted" yield curve strategy benefited from widening yield differences along the market's maturity range. However, the favorable effects of these strategies were negligible compared to the stronger negative influences.

Maintaining Caution in a Changing Market

Despite the Fed's attempts to calm the markets, uncertainty has persisted with regard to elevated energy prices, the housing recession, credit rating methodologies and mounting sub-prime related losses among banks and bond insurers. Recent price dislocations have caused many high-quality corporate securities and other short-duration assets to decline to distressed valuations that, in our view, do not reflect their underlying fundamental strengths. However, we have not yet taken advantage of these opportunities, as we prefer to maintain a cautious investment posture until we see evidence that the worst of the market's turbulence is behind us.

February 15, 2008

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch 1-5 Year Corporate/Government Index is a market value-weighted index that tracks the performance of publicly placed, non-convertible, fixed-rate, coupon-bearing, investment-grade U.S. domestic debt. Maturities of the securities range from one to five years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Short Term Income Fund from August 1, 2007 to January 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended January 31, 2008

	Class B	Class D	Class P
Expenses paid per $1,000†	$ 8.02	$ 4.43	$ 4.48
Ending value (after expenses)	$1,020.10	$1,024.00	$1,023.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended January 31, 2008

	Class B	Class D	Class P
Expenses paid per $1,000†	$ 8.01	$ 4.42	$ 4.47
Ending value (after expenses)	$1,017.19	$1,020.76	$1,020.71

† *Expenses are equal to the fund's annualized expense ratio of 1.58% for Class B, .87% for Class D, and .88% for Class P; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

January 31, 2008 (Unaudited)

Bonds and Notes—97.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Auto Receivables—4.7%**				
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	420,000 a	389,903
Capital Auto Receivables Asset Trust, Ser. 2006-2, Cl. B	5.07	12/15/11	485,000	477,331
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	1,245,000	1,263,874
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. B	3.88	1/15/10	750,000	750,552
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	1,500,000	1,510,898
Ford Credit Auto Owner Trust, Ser 2005-C, Cl. C	4.72	2/15/11	355,000	360,570
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. B	5.30	6/15/12	1,875,000	1,867,181
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	300,000 a	274,755
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	1,420,000	1,399,610
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	935,000	842,687
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	2,500,000	2,529,412
				11,666,773
Asset-Backed Ctfs./Credit Cards—2.7%				
American Express Credit Account Master Trust, Ser. 2007-6, Cl. C	4.63	1/15/13	2,060,000 a,b	1,933,508
BA Credit Card Trust, Ser. 2007-C1, Cl. C1	4.53	6/15/14	2,830,000 b	2,488,576
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	4.76	1/9/12	2,500,000 b	2,367,731
				6,789,815
Asset-Backed Ctfs./ **Home Equity Loans—4.5%**				
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	1,225,000 b	1,158,587
Bayview Financial Acquisition Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	1,985,000 b	1,811,511

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Asset-Backed Ctfs./					
Home Equity Loans (continued)					
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	1,360,481	b	1,371,584
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	150,000	b	28,371
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	450,000	b	147,114
Countrywide Asset Backed Certificates, Ser. 2006-15, Cl. A6	5.83	10/25/46	1,155,000	b	1,090,933
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M5	6.92	9/25/37	615,000		184,598
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	945,000	b	901,760
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	40,311	b	40,163
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	517,983		541,666
JP Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	3.48	4/1/37	1,191,535	b	1,166,275
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	235,000	b	224,598
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	571,954	b	567,954
Residential Asset Mortgage Products, Ser. 2003-RS9, Cl. MI1	5.80	10/25/33	643,293	b	606,451
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	238,361	b	167,485
Residential Funding Mortgage Securities II, Ser. 2005-HI3, Cl. A2	5.09	9/25/35	535,518		517,378
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	275,000	b	250,994
Residential Funding Mortgage Securities II, Ser. 2006-HI1, Cl. M4	6.26	2/25/36	613,000	b	213,032
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.83	7/22/30	415,000	a,b	266,849
					11,257,303

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Automobile Manufacturers−.4%				
DaimlerChrysler N.A. Holding, Gtd. Notes	4.05	6/4/08	960,000	**961,454**
Banks−6.9%				
Charter One Bank, Sr. Notes	5.50	4/26/11	1,435,000	1,467,821
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	590,000	557,550
Chuo Mitsui Trust & Banking, Jr. Sub. Notes	5.51	12/29/49	700,000 a,b	648,714
Colonial Bank, Sub. Notes	6.38	12/1/15	1,000,000	979,956
Colonial Bank, Sub. Notes	8.00	3/15/09	305,000	315,053
First Union, Sub. Notes	6.38	1/15/09	860,000	883,074
Fleet National Bank, Sub. Notes	5.75	1/15/09	2,000,000	2,029,374
ICICI Bank, Bonds	4.92	1/12/10	400,000 a,b	395,022
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	705,000	721,364
Marshall & Ilsley, Unsub. Notes	4.38	8/1/09	4,200,000	4,211,978
Northern Trust, Sr. Unscd. Notes	5.30	8/29/11	575,000	602,192
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	525,000 a,b	526,048
Shinsei Finance Cayman, Jr. Sub. Bonds	6.42	1/29/49	810,000 a,b	685,161
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	1,075,000 b	1,053,562
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	625,000 b	532,338
Wells Fargo Bank, Sub. Notes	7.55	6/21/10	890,000	965,673
Western Financial Bank, Sub. Debs.	9.63	5/15/12	580,000	626,911
				17,201,791

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Building & Construction−.1%				
Masco, Sr. Unscd. Notes	5.43	3/12/10	390,000 [b]	**373,806**
Chemicals−1.9%				
ICI Wilmington, Gtd. Notes	4.38	12/1/08	1,535,000	1,544,058
Lubrizol, Gtd. Notes	4.63	10/1/09	2,945,000	2,979,633
Rohm & Haas, Unsub. Notes	5.60	3/15/13	205,000	213,801
				4,737,492
Commercial Mortgage Pass-Through Ctfs.−11.4%				
Banc of America Commercial Mortgage, Ser. 2005-6, Cl. A1	5.00	9/10/47	1,333,460	1,336,675
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	3.65	4/25/36	171,742 [a,b]	165,597
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	3.74	4/25/34	342,448 [a,b]	318,477
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	3.96	12/25/33	303,316 [a,b]	297,934
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. M2	4.58	4/25/34	472,649 [a,b]	477,474
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B2	5.78	1/25/36	543,854 [a,b]	350,193
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	6.38	11/25/35	191,760 [a,b]	134,232
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T20, Cl. A2	5.13	10/12/42	2,400,000 [b]	2,402,368
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW14, Cl. AAB	5.17	12/11/38	860,000	835,401
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.87	9/11/38	375,000 [b]	376,967
Crown Castle Towers, Ser. 2006-1A, Cl. AFX	5.24	11/15/36	575,000 [a]	588,800
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	460,000 [a]	465,023
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	1,035,000 [a]	1,032,702

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	565,000 [a]	564,305
DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	690,628	695,175
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	660,000 [a]	659,320
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	385,000 [a]	373,381
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B	4.79	3/6/20	1,630,000 [a,b]	1,550,577
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	5.02	3/6/20	730,000 [a,b]	683,746
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	5.59	3/6/20	350,000 [a,b]	321,788
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A1	5.04	12/15/44	1,798,362	1,800,574
JP Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	6.07	4/15/45	750,000 [b]	762,275
JP Morgan Chase Commercial Mortgage Securities, Ser. 2001-CIBC, Cl. D	6.75	3/15/33	955,000	1,000,564
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	960,000	1,001,108
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	1,100,000	1,097,720
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.40	11/12/37	350,000 [b]	351,536
Morgan Stanley Capital I, Ser. 2005-HQ5, Cl. A2	4.81	1/14/42	835,000	833,738
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,150,000	1,148,659
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	1,575,000	1,576,682
Morgan Stanley Dean Witter Capital I, Ser. 2001-TOP3, Cl. A4	6.39	7/15/33	1,410,347	1,464,786
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	339,653	339,978

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
SBA CMBS Trust, Ser. 2006-1A, Cl. A	5.31	11/15/36	1,695,000 [a]	1,704,492
WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	1,816,528 [a]	1,788,883
				28,501,130
Diversified Financial Services—12.7%				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	212,000 [b]	208,850
Amvescap, Gtd. Notes	5.38	2/27/13	380,000	376,702
Bear Stearns, Sr. Unscd. Notes	5.50	8/15/11	1,620,000	1,617,685
Boeing Capital, Sr. Unscd. Notes	7.38	9/27/10	1,170,000	1,280,836
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	850,000 [a]	622,395
Caterpillar Financial Services, Sr. Unscd. Notes	5.13	10/12/11	765,000	789,053
Citicorp, Sub. Notes	7.25	9/1/08	3,290,000	3,363,623
Countrywide Home Loans, Gtd. Notes, Ser. L	3.25	5/21/08	210,000 [c]	202,993
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	660,000 [b]	606,689
Credit Suisse USA, Gtd. Notes	5.50	8/16/11	1,255,000	1,318,307
ERAC USA Finance, Bonds	5.60	5/1/15	720,000 [a]	699,125
Ford Motor Credit, Unscd. Notes	7.38	10/28/09	1,385,000	1,334,301
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	850,000 [a,b]	860,629
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	480,000 [b]	371,742
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	1,870,000 [b]	1,742,238
Janus Capital Group, Notes	6.25	6/15/12	540,000	566,790

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Jefferies Group, Sr. Unscd. Notes	7.75	3/15/12	1,100,000	1,206,105
JP Morgan Chase, Sub. Notes	7.88	6/15/10	2,190,000	2,378,439
Kaupthing Bank, Sub. Notes	7.13	5/19/16	545,000 a	456,336
Merrill Lynch, Sub. Notes	5.70	5/2/17	1,050,000	1,014,627
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	240,000	248,532
Morgan Stanley, Sr. Unscd. Notes	6.60	4/1/12	350,000	372,773
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	430,000 b	411,019
New York Life Global Funding, Notes	4.63	8/16/10	4,610,000 a	4,720,004
Pricoa Global Funding I, Notes	4.20	1/15/10	4,950,000 a	5,054,891
				31,824,684
Electric Utilities–3.8%				
Appalachian Power, Sr. Unscd. Notes, Ser. O	5.65	8/15/12	315,000	327,958
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	430,000	428,117
CommonWealth Edison, First Mortgage Bonds, Ser. 102	4.74	8/15/10	330,000	336,273
Enel Finance International, Gtd. Notes	5.70	1/15/13	250,000 a	260,550
FPL Energy National Wind, Sr. Scd. Bonds	5.61	3/10/24	5 a	5
FPL Group Capital, Gtd. Debs	5.63	9/1/11	1,620,000	1,694,032
National Grid, Sr. Unscd. Notes	6.30	8/1/16	724,000	754,837
NiSource Finance, Gtd. Notes	5.59	11/23/09	641,000 b	625,618
Nisource Finance, Sr. Notes	6.15	3/1/13	545,000	565,906

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)					
Pacific Gas & Electric, Unscd. Bonds		3.60	3/1/09	1,360,000	1,359,377
PacifiCorp, First Mortgage Bonds		6.90	11/15/11	2,265,000	2,480,365
Southern, Sr. Unscd. Notes, Ser. A		5.30	1/15/12	700,000	724,308
					9,557,346
Environmental Control−.4%					
Allied Waste North America, Sr. Scd. Notes, Ser. B		5.75	2/15/11	290,000	281,300
Allied Waste North America, Sr. Scd. Notes		6.38	4/15/11	230,000	227,125
Republic Services, Sr. Unsub. Notes		6.75	8/15/11	475,000	510,404
					1,018,829
Food & Beverages−1.0%					
H.J. Heinz, Notes		6.43	12/1/20	500,000 [a]	513,979
Kraft Foods, Sr. Unscd. Notes		6.00	2/11/13	145,000	151,751
Tyson Foods, Sr. Unscd. Notes		6.85	4/1/16	1,850,000 [b]	1,860,621
					2,526,351
Foreign/Governmental−3.2%					
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.33	6/16/08	1,390,000 [b]	1,396,255
Mexican Bonos, Bonds, Ser. MI10	MXN	9.00	12/20/12	51,500,000 [d]	5,047,621
Republic of Argentina, Bonds		3.00	4/30/13	465,000 [b]	299,111
Republic of Argentina, Bonds		5.39	8/3/12	1,495,000 [b]	824,866
Republic of Argentina, Bonds, Ser. VII		7.00	9/12/13	455,000	416,780
					7,984,633
Health Care−1.4%					
American Home Products, Sr. Unscd. Notes		6.95	3/15/11	1,150,000 [b]	1,227,371

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
Community Health Systems, Gtd. Notes	8.88	7/15/15	310,000 c	313,488
Coventry Health Care, Sr. Unscd. Notes	5.88	1/15/12	760,000	784,564
Coventry Health Care, Sr. Unscd. Notes	5.95	3/15/17	410,000	408,120
Wellpoint, Sr. Unscd. Notes	5.88	6/15/17	740,000	754,340
				3,487,883
Lodging & Entertainment−.1%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	325,000	**333,938**
Machinery−.2%				
Atlas Copco, Bonds	5.60	5/22/17	285,000 a	289,911
Case New Holland, Gtd. Notes	7.13	3/1/14	315,000	315,787
				605,698
Media−.9%				
Comcast, Gtd. Notes	5.50	3/15/11	1,240,000	1,268,982
News America, Gtd. Notes	5.30	12/15/14	360,000	365,057
Time Warner, Gtd. Notes	6.75	4/15/11	695,000	725,596
				2,359,635
Oil & Gas−1.3%				
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	150,000	153,750
Enterprise Products Operating, Gtd. Notes, Ser. B	4.63	10/15/09	2,045,000	2,070,129
Hess, Sr. Unscd. Notes	6.65	8/15/11	985,000	1,062,566
				3,286,445
Packaging & Containers−.4%				
Ball, Gtd. Notes	6.88	12/15/12	205,000	207,562

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Packaging & Containers (continued)					
Crown Americas,					
Gtd. Notes	7.63	11/15/13	690,000		698,625
					906,187
Property & Casualty Insurance−.9%					
Allstate,					
Jr. Sub. Debs.	6.50	5/15/57	265,000	b,c	242,237
Nippon Life Insurance,					
Notes	4.88	8/9/10	1,050,000	a	1,077,749
Phoenix,					
Sr. Unscd. Notes	6.68	2/16/08	430,000		430,331
Prudential Financial,					
Sr. Unscd. Notes	5.10	12/14/11	485,000		501,617
					2,251,934
Real Estate Investment Trusts−4.9%					
Arden Realty,					
Sr. Unscd. Notes	5.25	3/1/15	475,000		480,137
Avalonbay Communities,					
Sr. Unscd. Notes	6.63	9/15/11	355,000		366,099
Duke Realty,					
Sr. Notes	5.88	8/15/12	2,150,000	c	2,167,554
ERP Operating,					
Notes	4.75	6/15/09	2,400,000		2,384,659
Federal Realty Investment Trust,					
Sr. Unscd. Bonds	5.65	6/1/16	345,000		325,742
Federal Realty Investment Trust,					
Notes	6.00	7/15/12	305,000		313,372
Healthcare Realty Trust,					
Sr. Unscd. Notes	5.13	4/1/14	1,165,000		1,055,360
HRPT Properties Trust,					
Sr. Unscd. Notes	5.59	3/16/11	462,000	b	447,122
Istar Financial,					
Sr. Unscd. Notes	5.50	3/9/10	1,000,000	b	890,753
Liberty Property,					
Sr. Unscd. Notes	5.50	12/15/16	310,000		285,245
Mack-Cali Realty,					
Sr. Unscd. Notes	5.05	4/15/10	550,000		564,796

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Mack-Cali Realty, Notes	5.25	1/15/12	300,000	309,005
Regency Centers, Gtd. Notes	5.88	6/15/17	370,000	357,297
Simon Property Group, Unsub. Notes	5.00	3/1/12	2,275,000	2,218,955
				12,166,096
Residential Mortgage Pass-Through Ctfs.–5.3%				
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	5.08	4/25/36	173,926 a,b	116,530
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	253,514 b	255,624
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	2,050,000 b	1,959,132
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	2,143,544	2,172,288
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2	6.57	12/25/34	785,533 b	794,850
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	3.73	5/25/36	500,091 b	468,718
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.13	9/25/36	1,254,161 b	1,219,696
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.89	10/25/36	750,000 b	717,133
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	750,000 b	736,590
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	1,575,000 b	1,493,665
WaMu Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	3,294,000 b	3,329,325
				13,263,551

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail–.5%				
CVS Caremark, Sr. Unscd. Notes	5.44	6/1/10	345,000 [b]	337,253
CVS Caremark, Sr. Unscd. Notes	5.75	8/15/11	260,000	272,359
Delhaize Group, Sr. Unsub Notes	6.50	6/15/17	185,000	189,988
Federated Retail Holdings, Gtd. Notes	5.90	12/1/16	280,000	261,430
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	150,000	157,606
				1,218,636
Specialty Steel–.1%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	365,000 [a]	**365,913**
State/Territory Gen Oblg–2.6%				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	815,000	769,303
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	2,600,000 [b]	2,465,008
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	825,000	802,280
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	2,492,000	2,441,836
				6,478,427
Telecommunications–1.1%				
AT & T, Sr. Unscd. Notes	4.96	5/15/08	700,000 [b]	699,797
AT & T, Sr. Unscd. Notes	7.30	11/15/11	770,000 [b]	847,375
Qwest, Sr. Unscd. Notes	7.50	10/1/14	355,000	358,550

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Qwest,				
Notes	8.88	3/15/12	50,000 [b]	53,063
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	675,000	702,101
				2,660,886
Textiles & Apparel—.3%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	805,000	**844,582**
Transportation—.6%				
Norfolk Southern,				
Sr. Unscd. Notes	8.63	5/15/10	1,250,000	**1,386,670**
U.S. Government Agencies/ Mortgage-Backed—14.8%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			293,616	291,586
4.00%, 3/1/10—4/1/10			8,200,404	8,200,823
6.50%, 6/1/32			4,814	5,032
Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7.00%, 9/15/12			89,090 [e]	8,582
Federal National Mortgage Association:				
4.00%, 2/1/10—5/1/10			2,388,431	2,391,538
4.50%, 11/1/14			1,302,506	1,334,457
Gtd. Pass-Through Ctfs., Ser. 2003-49, Cl. JE, 3.00%, 4/25/33			631,463	590,942
Government National Mortgage Association I:				
8.00%, 9/15/08			673	676
Ser. 2003-96, Cl. B, 3.61%, 8/16/18			904,413	902,684
Ser. 2005-90, Cl. A, 3.76%, 9/16/28			2,086,645	2,089,915
Ser. 2006-67, Cl. A, 3.95%, 10/6/11			1,563,490	1,570,421
Ser. 2005-34, Cl. A, 3.96%, 9/16/21			1,607,724	1,611,855
Ser. 2005-79, Cl. A, 4.00%, 10/16/33			1,870,009	1,880,020
Ser. 2005-50, Cl. A, 4.02%, 10/16/26			967,833	972,716
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			1,198,478	1,204,702
Ser. 2005-42, Cl. A, 4.05%, 7/16/20			4,216,673	4,233,798
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			436,769	438,577
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			814,319	819,590

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Government National Mortgage Association I (continued):		
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,870,631	1,887,468
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,806,631	1,823,946
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	806,814	814,033
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	728,077	734,710
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,499,489	1,514,296
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	1,026,791	1,039,423
Government National Mortgage Association II:		
6.38%, 4/20/30	177,733 [b]	181,628
7.00%, 12/20/30–4/20/31	24,718	26,396
7.50%, 11/20/29–12/20/30	26,799	28,823
		36,598,637
U.S. Government Securities–8.8%		
U.S. Treasury Notes:		
4.63%, 12/31/11	10,368,000 [c]	11,167,476
4.88%, 4/30/11	10,130,000 [c]	10,917,456
		22,084,932
Total Bonds and Notes (cost $247,074,248)		**244,701,457**

Short-Term Investments–.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
2.93%, 3/27/08 (cost $630,166)	633,000 [f]	**631,325**

Other Investment–1.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,434,000)	2,434,000 [g]	**2,434,000**

Investment of Cash Collateral for Securities Loaned—1.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,941,350)	2,941,350 g	**2,941,350**
Total Investments (cost $253,079,764)	**100.4%**	**250,708,132**
Liabilities, Less Cash and Receivables	**(.4%)**	**(964,238)**
Net Assets	**100.0%**	**249,743,894**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $31,634,901 or 12.7% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan is $22,833,957 and the total market value of the collateral held by the fund is $23,503,349, consisting of cash collateral of $2,941,350 and U.S. Government and Agency securities valued at $20,561,999.*

[d] *Principal amount stated in U.S. Dollars unless otherwise noted.*
MXN—Mexican Peso

[e] *Notional face amount shown.*

[f] *All or partially held by a broker as collateral for open financial futures positions.*

[g] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Corporate Bonds	39.9	State/Government General Obligations	2.6
Asset/Mortgage-Backed	28.6	Short-Term/Money	
U.S. Government & Agencies	23.6	Market Investments	2.5
Foreign/Governmental	3.2		**100.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 1/31/2008 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	337	71,854,719	March 2008	1,051,485
U.S. Treasury 5 Year Notes	231	26,103,000	March 2008	584,890
Financial Futures Short				
U.S. Treasury 10 Year Notes	291	(33,965,156)	March 2008	(929,803)
U.S. Treasury 30 Year Bonds	12	(1,431,750)	March 2008	(21,687)
				684,885

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

January 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $22,833,957)–Note 1(c):		
Unaffiliated issuers	247,704,414	245,332,782
Affiliated issuers	5,375,350	5,375,350
Cash denominated in foreign currencies	4	5
Dividends and interest receivable		2,317,952
Receivable for shares of Common Stock subscribed		471,852
Receivable for investment securities sold		383,021
Receivable for futures variation margin		4,339
Prepaid expenses		2,166
		253,887,467
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		205,994
Cash overdraft due to Custodian		119,723
Liability for securities on loan–Note 1(c)		2,941,350
Payable for shares of Common Stock redeemed		382,054
Payable for investment securities purchased		379,960
Unrealized depreciation on forward currency exchange contracts–Note 4		39,388
Accrued expenses		75,104
		4,143,573
Net Assets ($)		**249,743,894**
Composition of Net Assets ($):		
Paid-in capital		342,280,900
Accumulated distributions in excess of investment income–net		(12,790)
Accumulated net realized gain (loss) on investments		(90,798,228)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $684,885 net unrealized appreciation on financial futures)		(1,725,988)
Net Assets ($)		**249,743,894**

Net Asset Value Per Share

	Class B	Class D	Class P
Net Assets ($)	5,253,582	241,445,849	3,044,463
Shares Outstanding	486,027	22,329,606	281,243
Net Asset Value Per Share ($)	**10.81**	**10.81**	**10.83**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended January 31, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	6,754,356
Dividends;	
Affiliated issuers	51,518
Income from securities lending	51,060
Total Income	**6,856,934**
Expenses:	
Management fee–Note 3(a)	647,856
Shareholder servicing costs–Note 3(c)	411,358
Professional fees	37,533
Registration fees	24,595
Custodian fees–Note 3(c)	20,008
Distribution fees–Note 3(b)	13,317
Total Expenses	**1,154,667**
Less–reduction in fees due to earnings credits–Note 1(c)	(6,678)
Net Expenses	**1,147,989**
Investment Income–Net	**5,708,945**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	767,784
Net realized gain (loss) on financial futures	(1,952,499)
Net realized gain (loss) on forward currency exchange contracts	9,725
Net Realized Gain (Loss)	**(1,174,990)**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $840,344 net unrealized appreciation on financial futures)	1,510,592
Net Realized and Unrealized Gain (Loss) on Investments	**335,602**
Net Increase in Net Assets Resulting from Operations	**6,044,547**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007
Operations ($):		
Investment income—net	5,708,945	12,354,025
Net realized gain (loss) on investments	(1,174,990)	(3,721,136)
Net unrealized appreciation (depreciation) on investments	1,510,592	5,012,159
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,044,547**	**13,645,048**
Dividends to Shareholders from ($):		
Investment income—net:		
Class B shares	(102,513)	(262,943)
Class D shares	(5,761,774)	(13,034,116)
Class P shares	(72,040)	(161,986)
Net realized gain on investments:		
Class B shares	(3,082)	–
Class D shares	(145,939)	–
Class P shares	(1,822)	–
Total Dividends	**(6,087,170)**	**(13,459,045)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class B shares	246,711	486,992
Class D shares	11,908,188	31,624,823
Class P shares	75,000	42,360
Dividends reinvested:		
Class B shares	90,658	219,310
Class D shares	5,111,134	11,141,935
Class P shares	33,378	81,531
Cost of shares redeemed:		
Class B shares	(829,418)	(2,872,725)
Class D shares	(36,694,357)	(97,331,627)
Class P shares	(371,971)	(846,500)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(20,430,677)**	**(57,453,901)**
Total Increase (Decrease) in Net Assets	**(20,473,300)**	**(57,267,898)**
Net Assets ($):		
Beginning of Period	270,217,194	327,485,092
End of Period	**249,743,894**	**270,217,194**
Undistributed (distributions in excess) of investment income—net	(12,790)	214,592

	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007
Capital Share Transactions:		
Class B[a]		
Shares sold	22,869	44,601
Shares issued for dividends reinvested	8,416	20,240
Shares redeemed	(76,771)	(263,856)
Net Increase (Decrease) in Shares Outstanding	**(45,486)**	**(199,015)**
Class D[a]		
Shares sold	1,104,380	2,903,502
Shares issued for dividends reinvested	474,303	1,022,614
Shares redeemed	(3,404,342)	(8,940,596)
Net Increase (Decrease) in Shares Outstanding	**(1,825,659)**	**(5,014,480)**
Class P		
Shares sold	6,951	3,900
Shares issued for dividends reinvested	3,094	7,468
Shares redeemed	(34,437)	(77,358)
Net Increase (Decrease) in Shares Outstanding	**(24,392)**	**(65,990)**

[a] *During the period ended January 31, 2008, 24,064 Class B shares representing $259,982 were automatically converted to 24,062 Class D shares and during the period ended July 31, 2007, 74,413 Class B shares representing $813,043 were automatically converted to 74,413 Class D shares*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended January 31, 2008	Year Ended July 31,				
Class B Shares	(Unaudited)	2007	2006	2005	2004 a	2003 b
Per Share Data ($):						
Net asset value, beginning of period	10.81	10.82	11.03	11.13	11.50	11.59
Investment Operations:						
Investment income−net c	.21	.38	.32	.21	.19	.14
Net realized and unrealized gain (loss) on investments	.01	.03	(.12)	.05	(.23)	.10
Total from Investment Operations	.22	.41	.20	.26	(.04)	.24
Distributions:						
Dividends from investment income−net	(.21)	(.42)	(.39)	(.35)	(.32)	(.33)
Dividends from net realized gain on investments	(.01)	−	(.02)	(.01)	(.01)	−
Total Distributions	(.22)	(.42)	(.41)	(.36)	(.33)	(.33)
Net asset value, end of period	10.81	10.81	10.82	11.03	11.13	11.50
Total Return (%) d	2.01 e	3.84	1.81	2.37	(.39)	2.11 e
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.58 f	1.56	1.50	1.50	1.54	1.43 f
Ratio of net investment income to average net assets	3.90 f	3.46	2.92	1.88	1.64	1.67 f
Portfolio Turnover Rate	43.00 e	146.57	181.07 g	494.93 g	695.82 g	460.89
Net Assets, end of period ($ x 1,000)	5,254	5,746	7,905	11,586	13,323	11,367

a As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended July 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 1.60% to 1.64%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.

b From November 1, 2002 (commencement of initial offering) to July 31, 2003.

c Based on average shares outstanding at each month end.

d Exclusive of sales charge.

e Not annualized.

f Annualized.

g The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended July 31, 2006, July 31, 2005 and July 31, 2004, were 169.73%, 463.30% and 665.12%, respectively.

See notes to financial statements.

Class D Shares	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31,				
		2007	2006	2005	2004[a]	2003[b]
Per Share Data ($):						
Net asset value, beginning of period	10.81	10.82	11.03	11.13	11.50	11.69
Investment Operations:						
Investment income−net[c]	.25	.45	.39	.28	.27	.40
Net realized and unrealized gain (loss) on investments	.01	.03	(.12)	.05	(.23)	(.09)
Total from Investment Operations	.26	.48	.27	.33	.04	.31
Distributions:						
Dividends from investment income−net	(.25)	(.49)	(.46)	(.42)	(.40)	(.50)
Dividends from net realized gain on investments	(.01)	−	(.02)	(.01)	(.01)	−
Total Distributions	(.26)	(.49)	(.48)	(.43)	(.41)	(.50)
Net asset value, end of period	10.81	10.81	10.82	11.03	11.13	11.50
Total Return (%)	2.40[d]	4.49	2.48	2.99	.28	2.69
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.87[e]	.90	.86	.88	.87	.88
Ratio of net investment income to average net assets	4.60[e]	4.12	3.55	2.52	2.36	3.45
Portfolio Turnover Rate	43.00[d]	146.57	181.07[f]	494.93[f]	695.82[f]	460.89
Net Assets, end of period ($ x 1,000)	241,446	261,164	315,555	434,779	573,676	850,189

[a] As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended July 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to 2.32% to 2.36%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.

[b] The fund commenced offering four classes of shares on November 1, 2002. The existing shares were redesignated Class D shares.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended July 31, 2006, July 31, 2005 and July 31, 2004, were 169.73%, 463.30% and 665.12%, respectively.

See notes to financial statements.

28

Class P Shares	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31,				
		2007	2006	2005	2004[a]	2003[b]
Per Share Data ($):						
Net asset value, beginning of period	10.82	10.83	11.04	11.15	11.51	11.59
Investment Operations:						
Investment income−net[c]	.25	.45	.39	.30	.28	.20
Net realized and unrealized gain (loss) on investments	.02	.03	(.12)	.02	(.22)	.09
Total from Investment Operations	.27	.48	.27	.32	.06	.29
Distributions:						
Dividends from investment income−net	(.25)	(.49)	(.46)	(.42)	(.41)	(.37)
Dividends from net realized gain on investments	(.01)	−	(.02)	(.01)	(.01)	−
Total Distributions	(.26)	(.49)	(.48)	(.43)	(.42)	(.37)
Net asset value, end of period	10.83	10.82	10.83	11.04	11.15	11.51
Total Return (%)	2.39[d]	4.50	2.46	3.01	.38	2.53[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.88[e]	.90	.88	.86	.86	.85[e]
Ratio of net investment income to average net assets	4.60[e]	4.12	3.56	2.59	2.41	2.33[e]
Portfolio Turnover Rate	43.00[d]	146.57	181.07[f]	494.93[f]	695.82[f]	460.89
Net Assets, end of period ($ x 1,000)	3,044	3,308	4,025	7,674	12,121	19,763

[a] As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended July 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 2.37% to 2.41%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.

[b] From November 1, 2002 (commencement of initial offering) to July 31, 2003.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended July 31, 2006, July 31, 2005 and July 31, 2004, were 169.73%, 463.30% and 665.12%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Short Term Income Fund (the "fund") is a separate non-diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 700 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: ClassB (100 million shares authorized), Class D (500 million shares authorized) and Class P (100 million shares authorized). Class B shares are subject to a CDSC imposed on Class B share redemption made within six years of purchase and automatically convert to Class D shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class D and Class P shares are sold at net asset value per share only to institutional investors. Class D shares purchased at net asset value (an investment of $250,000 or more) will have a CDSC imposed on redemptions made within eighteen months of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type, indications as to values from dealers, and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended January 31, 2008, Mellon Bank earned $21,883 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended January 31, 2008.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

The fund has an unused capital loss carryover of $84,916,232 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 2007. If not applied, $5,887,866 of the carryover expires in fiscal 2008, $4,403,293 expires in fiscal 2010, $21,420,716 expires in fiscal 2011, $7,815,155 expires in fiscal 2012, $29,412,542 expires in fiscal 2013, $8,634,655 expires in fiscal 2014 and $7,342,005 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended July 31, 2007, was as follows: ordinary income $13,459,045. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended January 31, 2007, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

During the period ended January 31, 2008, the Distributor retained $7,954 from CDSC on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares. During the period ended January 31, 2008, Class B shares were charged $13,317, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class B, Class D and Class P shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets Class B and Class P shares and .20% of the value of the average daily net assets of Class D shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B, Class D and Class P shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended January 31, 2008, Class B, Class D and Class P shares were charged, $6,658, $250,688 and $3,928, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2008, the fund was charged $89,070 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended January 31, 2008, the fund was charged $6,678 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended January 31, 2008, the fund was charged $20,008 pursuant to the custody agreement.

During the period ended January 31, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $105,751, Rule 12b-1 distribution plan fees $2,194, shareholder services plan fees $42,648, custodian fees $21,075, chief compliance officer fees $4,018 and transfer agency per account fees $30,308.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts and financial futures, during the period ended January 31, 2008, amounted to $114,165,174 and $152,710,800, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at January 31, 2008, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions.

When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract.

The following summarizes forward currency exchange contracts at January 31, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Depreciation ($)
Sells:				
Mexican New Peso, expiring 3/19/2008	54,870,000	5,007,707	5,047,095	**(39,388)**

At January 31, 2008, accumulated net unrealized depreciation on investments was $2,371,632, consisting of $3,193,984 gross unrealized appreciation and $5,565,616 gross unrealized depreciation.

At January 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

**Dreyfus Premier
Short Term Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class B: DSHBX Class D: DSTIX Class P: DSHPX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0083SA0108

Dreyfus Premier
Yield Advantage Fund

SEMIANNUAL REPORT January 31, 2008



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We present this semiannual report for Dreyfus Premier Yield Advantage Fund, covering the six-month period from August 1, 2007, through January 31, 2008.

The past six months were a time of significant change for U.S. fixed-income markets. Turmoil in the sub-prime mortgage market, a declining U.S. housing market, and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while other domestic fixed-income sectors tumbled, including highly rated corporate bonds. Throughout the reporting period, the Fed took action to promote market liquidity and forestall a potential recession, lowering short-term interest rates readily which contributed to wider yield differences along the bond market's maturity spectrum. As a result, despite the significant price swings seen along the entire maturity spectrum, longer-term bonds generally realized better overall performance during the reporting period, as well as for 2007 as a whole.

Recent market turbulence and credit concerns have reinforced one of the central principles of successful investing: diversification. As seen last year, investors with broad exposure to both the stock and bond markets had better protection from the full impact of weakness in areas that, prior to the credit crunch, were among the market's leaders. Of course, past performance is not an indicator of future results, and diversification does not guarantee positive returns. However, we believe for a long-term investment objective that a diversification plan created with the help of your financial advisor can overcome any short-term market risks and also capture the potential opportunities down the road that may arise as a result of current developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
February 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of August 1, 2007, through January 31, 2008, as provided by Laurie Carroll, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended January 31, 2008, Dreyfus Premier Yield Advantage Fund achieved total returns of –2.79% for Class B shares and –2.96% for Class D shares.[1] In comparison, the Citigroup 1-Year Treasury Benchmark Index, the fund's benchmark, achieved a total return of 4.02% for the same period.[2]

Income-oriented sectors of the U.S. bond market encountered challenging credit and liquidity conditions as investors reacted negatively to defaults in the sub-prime mortgage sector, an intensifying economic slowdown, and reports of heavy losses among banks and bond insurers. In contrast, U.S. Treasury securities generally gained value in a "flight to quality" that boosted investor demand. The fund's returns substantially lagged its benchmark, which we attribute to the fund's underweight position in Treasuries as well as significant price dislocations which resulted from the sub-prime fallout.

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital, with minimal changes in share price. To pursue its goal, the fund invests only in investment-grade fixed-income securities of U.S. and foreign issuers or the unrated equivalent (at the time of investment)[3] as determined by Dreyfus. This may include: U.S. government bonds and notes, corporate bonds, municipal bonds, convertible securities, preferred stocks, inflation-indexed securities, asset-backed securities, mortgage-related securities (including CMOs), and foreign bonds.

To help reduce share price fluctuations, the fund seeks to keep the average effective duration of its overall portfolio at one year or less, and the fund may invest in securities with effective final maturities of any length.

The fund may also utilize risk management techniques, including futures contracts, swap agreements and other derivatives, in seeking to reduce share price volatility, increase income and otherwise manage the fund's exposure to investment risks. The fund will focus primarily on U.S. securities, but may invest up to 10% of its total assets in fixed-income securities of foreign issuers.

The Credit Crunch Weighed Heavily on Yield-Oriented Bonds

The reporting period began in the midst of a credit crisis. Heightened volatility stemming from an unexpectedly large number of defaults among sub-prime mortgages had spread to other fixed-income market sectors just prior to the start of the reporting period. These credit concerns arose at a time when the U.S. economy appeared to be slowing due to faltering housing prices and soaring energy costs. Consequently, newly risk-averse investors turned away from yield-oriented segments of the bond market that had performed well in previous reporting periods, including the higher-quality, shorter-maturity corporate- and asset-backed securities in which the fund invests.

The Federal Reserve Board (the "Fed") intervened in August by reducing the rate it charges member banks for overnight loans. However, the resulting rally was derailed by disappointing economic news and reports of heavy sub-prime losses among commercial and investment banks. The Fed attempted to forestall further economic impairment by reducing the federal funds rate —the rate banks charge one another for overnight loans — from 5.25% at the start of the reporting period to 4.25% by the end of 2007. Still, investor sentiment continued to deteriorate in January. The Fed responded aggressively by reducing the federal funds rate another 125 basis points — to 3% — in two separate moves in the latter part of January.

Non-Treasury Holdings Constrained Relative Performance

As the credit crisis unfolded, the fund's positions in shorter-duration corporate bonds and asset-backed securities fared poorly. Highly-rated, shorter-maturity securities historically have held up relatively well during downturns, but this time proved to be different. Many of the fund's corporate-backed holdings were issued by financial companies that incurred sub-prime related losses. Higher-quality asset-backed securities backed by home equity loans, credit card receivables and other consumer debt also suffered in the credit crisis.

Whenever it was practical to do so, we attempted to trim the fund's exposure to the more troubled segments of the market, especially longer-dated holdings with exposure to sub-prime mortgages. We sought to replace those securities with shorter-maturity instruments in areas where we regarded valuations as relatively attractive. However, our ability to make these changes was limited by market conditions and the fund's asset flows. Alternatively, in some cases, it made little sense to us to sell depressed holdings that, in our analysis, were likely to be redeemed at full face value if held to maturity.

Exercising Patience and Discipline in a Changing Market

Elevated energy prices, the housing recession, tighter lending standards, and mounting bank losses have continued to hamper the U.S. economy, and we expect the Fed to reduce short-term interest rates further. In our view, some areas of the short-term bond market have been punished too severely by skittish investors who have disregarded sound underlying credit fundamentals. Indeed, we believe that investors who have the patience to ride out current market turbulence and the discipline to find attractively valued income opportunities are likely to reap investment rewards when the economy and fixed-income markets begin to recover in earnest.

February 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Citigroup 1-Year Treasury Benchmark Index is an unmanaged index generally representative of the average yield on 1-year U.S. Treasury bills. The index does not take into account charges, fees and other expenses. Total return is calculated on a month-end basis.*

[3] *The fund may continue to own investment-grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Yield Advantage Fund from August 1, 2007 to January 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2008

	Class B	Class D
Expenses paid per $1,000†	$ 7.63	$ 3.91
Ending value (after expenses)	$972.10	$970.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended January 31, 2008

	Class B	Class D
Expenses paid per $1,000†	$ 7.81	$ 4.01
Ending value (after expenses)	$1,017.39	$1,021.17

† *Expenses are equal to the fund's annualized expense ratio of 1.54% for Class B and .79% for Class D, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Bonds and Notes–83.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Auto Receivables–8.8%**				
AmeriCredit Automobile Receivables Trust, Ser. 2006-BG, Cl. A3	5.21	10/6/11	500,000	498,812
BMW Vehicle Lease Trust, Ser. 2007-1, Cl. A2A	4.64	11/16/09	500,000	506,008
Harley Davidson Motorcycle Trust, Ser. 2007-2, Cl. A2	5.26	12/15/10	409,346	412,399
Harley-Davidson Motorcycle Trust, Ser. 2004-3, Cl. A2	3.20	5/15/12	311,215	310,819
Nissan Auto Receivables Owner Trust, Ser. 2007-B, Cl. A2	5.13	3/15/10	350,000	354,924
WFS Financial Owner Trust, Ser. 2005-1, Cl. A3	3.59	10/19/09	257,894	258,091
WFS Financial Owner Trust, Ser. 2005-2, Cl. A4	4.39	11/19/12	1,500,000	1,506,420
				3,847,473
Asset-Backed Ctfs./ **Credit Cards–19.2%**				
Advanta Business Card Master Trust, Ser. 2005-C1, Cl. C1	4.44	8/22/11	2,000,000 [a]	1,950,895
American Express Credit Account Master Trust, Ser. 2005-6, Cl. A	4.24	3/15/11	500,000 [a]	498,940
BA Credit Card Trust, Ser. 2007-C1, Cl. C1	4.53	6/15/14	225,000 [a]	197,855
Bank One Issuance Trust, Ser. 2003-A6, Cl. A6	4.35	2/15/11	500,000 [a]	499,963
Chase Credit Card Master Trust, Ser. 2003-2, Cl. A	4.35	7/15/10	1,000,000 [a]	1,000,542
Chase Credit Card Master Trust, Ser. 2003-3, Cl. A	4.35	10/15/10	705,000 [a]	704,947
Discover Card Master Trust I, Ser. 2005-1, Cl. A	4.25	9/16/10	1,250,000 [a]	1,250,598
Gracechurch Card Funding, Ser. 9, Cl. C	4.33	9/15/10	1,750,000 [a]	1,699,740
Household Affinity Credit Card Master, Ser. 2003-1, Cl. A	4.36	2/15/10	600,000 [a]	600,292
				8,403,772

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans–22.2%**				
Bayview Financial Acquisition Trust, Ser. 2006-A, Cl. 1 A1	5.61	2/28/41	1,141,834 a	1,134,833
Bayview Financial Acquisition Trust, Ser. 2007-A, Cl. 1 A1	6.13	5/28/37	883,445 a	881,237
Centex Home Equity, Ser. 2003-B, Cl. AF4	3.24	2/25/32	262,803 a	261,042
Centex Home Equity, Ser. 2005-D, Cl. M4	3.99	10/25/35	1,000,000 a	751,958
Countrywide Asset-Backed Certificates, Ser. 2004-15, Cl. AF3	4.03	1/25/31	27,937	27,857
Credit-Based Asset Servicing and Securitization, Ser. 2007-CB1, Cl. AF1B	6.00	1/25/37	555,723 a	559,627
Fremont Home Loan Trust, Ser. 2006-1, Cl. M1	3.70	4/25/36	1,000,000 a	688,501
Home Equity Asset Trust, Ser. 2005-9, Cl. M7	4.58	4/25/36	450,000 a	241,687
Household Home Equity Loan Trust, Ser. 2006-4, Cl. A1F	5.79	3/20/36	405,267 a	406,481
Household Home Equity Loan Trust, Ser. 2007-2, Cl. A1F	5.93	7/20/36	355,997 a	352,784
Nomura Home Equity Loan, Ser. 2006-WF1, Cl. M7	4.28	3/25/36	500,000 a	160,375
Option One Mortgage Loan Trust, Ser. 2005-4, Cl. M5	4.01	11/25/35	500,000 a	311,890
Option One Mortgage Loan Trust, Ser. 2003-5, Cl. M1	4.03	8/25/33	537,131 a	491,491
Renaissance Home Equity Loan Trust, Ser. 2006-4, Cl. AF1	5.55	1/25/37	401,753 a	399,375
Renaissance Home Equity Loan Trust, Ser. 2006-3, Cl. AF2	5.58	11/25/36	500,000 a	496,397
Renaissance Home Equity Loan Trust, Ser. 2007-2, Cl. AF1	5.89	6/25/37	624,050 a	628,386
Residential Asset Securities, Ser. 2005-KS4, Cl. M2	3.96	5/25/35	1,500,000 a	1,207,179
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI3	5.55	3/25/36	600,000 a	470,673

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**					
Saxon Asset Securities Trust, Ser. 2006-3, Cl. A3	3.55	10/25/46	250,000	a	210,821
					9,682,594
Asset-Backed Ctfs./ **Manufactured Housing—1.0%**					
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	431,653		**451,389**
Diversified Financial **Services—7.6%**					
American Honda Finance, Notes	5.17	9/18/08	500,000	a,b	500,948
Capmark Financial Group Gtd. Notes	5.53	5/10/10	750,000	a,b	585,831
Citigroup Funding, Gtd. Notes	4.14	10/22/09	550,000	a	545,120
Goldman Sachs Group, Sr. Unscd. Notes, Ser. B	4.18	7/23/09	500,000	a	495,963
ICICI Bank, Bonds	4.92	1/12/10	300,000	a,b	296,266
US Bancorp, Sr. Unscd. Notes	3.51	2/4/10	500,000	a	499,896
Wells Fargo, Sr. Notes	3.67	1/29/10	400,000	a	399,024
					3,323,048
Electric Utilities—.9%					
Pacific Gas & Electric, Unscd. Bonds	3.60	3/1/09	400,000		**399,817**
Medical-Biotechnology—.6%					
Amgen, Sr. Unscd. Notes	4.00	11/18/09	250,000		**251,942**
Real Estate Investment **Trusts—1.8%**					
Istar Financial, Sr. Unscd. Notes	5.50	3/9/10	715,000	a	636,888
Simon Property Group, Notes	3.75	1/30/09	155,000		153,882
					790,770

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs.–19.3%				
Adjustable Rate Mortgage Trust, Ser. 2006-2, Cl. 6A1	3.55	5/25/36	388,600 a	357,626
Adjustable Rate Mortgage Trust, Ser. 2005-3, Cl. 8A2	3.62	7/25/35	425,399 a	415,997
Adjustable Rate Mortgage Trust, Ser. 2005-7, Cl. 7A21	3.63	10/25/35	280,308 a	258,393
Adjustable Rate Mortgage Trust, Ser. 2005-9, Cl. 5A1	3.65	11/25/35	547,506 a	489,209
Adjustable Rate Mortgage Trust, Ser. 2006-1, Cl. 6A2	3.67	3/25/36	483,686 a	400,554
American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	275,551 a,b	275,689
Bear Stearns Alt-A Trust, Ser. 2005-1, Cl. A1	3.66	1/25/35	414,331 a	403,526
Countrywide Alternative Loan Trust, Ser. 2006-6CB, Cl. 1A2	3.78	5/25/36	734,003 a	706,699
Countrywide Alternative Loan Trust, Ser. 2005-65CB, Cl. 1A5	4.13	1/25/36	1,814,060 a	1,730,611
Countrywide Alternative Loan Trust, Ser. 2004-7T1, Cl. A1	5.75	6/25/34	601,761	603,315
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2004-16, Cl. 1A1	3.78	9/25/34	507,955 a	498,027
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2004-21, Cl. A8	8.00	11/25/34	415,719	423,134
GSR Mortgage Loan Trust, Ser. 2004-15F, Cl. 2A2	5.00	12/25/34	616,959	594,458
Impac CMB Trust, Ser. 2005-4, Ser. 1M3	3.86	5/25/35	248,304 a	171,113
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	3.73	5/25/36	688,198 a	645,025
Opteum Mortgage Acceptance, Ser. 2005-5, Cl. 2A1A	5.47	12/25/35	472,028 a	473,927
				8,447,303
Telecommunications–.8%				
SBC Communications, Sr. Unscd. Notes	4.13	9/15/09	350,000	**351,250**

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed−1.1%		
Government National Mortgage Association I		
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	501,647	**500,177**
Total Bonds and Notes		
(cost $39,042,023)		**36,449,535**

Short-Term Investments−.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
3.06%, 4/24/08		
(cost $99,308)	100,000 c	**99,574**

Other Investment−17.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $7,590,000)	7,590,000 d	**7,590,000**

Total Investments (cost $46,731,331)	**100.8%**	**44,139,109**
Liabilities, Less Cash and Receivables	**(.8%)**	**(352,955)**
Net Assets	**100.0%**	**43,786,154**

a Variable rate security—interest rate subject to periodic change.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $1,658,734 or 3.8% of net assets.
c All or partially held by a broker as collateral for open financial futures positions.
d Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Asset/Mortgage-Backed	70.5	Corporate Bonds	11.7
Short-Term/Money		U.S. Government & Agencies	1.1
Market Investments	17.5		**100.8**

† Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2008 ($)
Financial Futures Long				
90 Day Euro Dollar	58	14,078,775	March 2008	248,925
90 Day Euro Dollar	58	14,074,425	June 2009	211,863
				460,788

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

January 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
Unaffiliated issuers	39,141,331	36,549,109
Affiliated issuers	7,590,000	7,590,000
Dividends and interest receivable		131,632
Receivable for investment securities sold		82,358
Receivable for futures variation margin–Note 4		18,850
Prepaid expenses		18,329
		44,390,278
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		28,163
Cash overdraft due to Custodian		14,239
Payable for investment securities purchased		500,000
Payable for shares of Common Stock redeemed		24,825
Accrued expenses		36,897
		604,124
Net Assets ($)		**43,786,154**
Composition of Net Assets ($):		
Paid-in capital		61,407,293
Accumulated distributions in excess of investment income–net		(9,771)
Accumulated net realized gain (loss) on investments		(15,479,934)
Accumulated net unrealized appreciation (depreciation) on investments (including $460,788 net unrealized appreciation on financial futures)		(2,131,434)
Net Assets ($)		**43,786,154**

Net Asset Value Per Share

	Class B	Class D
Net Assets ($)	1,125,322	42,660,832
Shares Outstanding	622,252	23,647,996
Net Asset Value Per Share ($)	**1.81**	**1.80**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended January 31, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	1,060,993
Dividends;	
Affiliated issuers	301,885
Income from securities lending	59
Total Income	**1,362,937**
Expenses:	
Management fee—Note 3(a)	124,118
Shareholder servicing costs—Note 3(c)	86,805
Registration fees	15,657
Auditing fees	15,448
Prospectus and shareholders' reports	10,197
Distribution fees—Note 3(b)	4,634
Custodian fees—Note 3(c)	4,223
Directors' fees and expenses—Note 3(d)	886
Legal fees	551
Miscellaneous	11,894
Total Expenses	**274,413**
Less—reduction in management fee due to undertaking—Note 3(a)	(70,183)
Less—reduction in fees due to earnings credits—Note 1(b)	(2,291)
Net Expenses	**201,939**
Investment Income—Net	**1,160,998**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(1,456,478)
Net realized gain (loss) on financial futures	51,637
Net Realized Gain (Loss)	**(1,404,841)**
Net unrealized appreciation (depreciation) on investments (including $462,380 net unrealized appreciation on financial futures)	(1,145,059)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,549,900)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,388,902)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007
Operations ($):		
Investment income−net	1,160,998	3,193,322
Net realized gain (loss) on investments	(1,404,841)	(539,060)
Net unrealized appreciation (depreciation) on investments	(1,145,059)	(362,303)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,388,902)**	**2,291,959**
Dividends to Shareholders from ($):		
Investment income−net:		
Class B	(24,890)	(92,373)
Class D	(1,156,162)	(3,211,456)
Total Dividends	**(1,181,052)**	**(3,303,829)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class B	105,512	87,607
Class D	1,414,935	7,922,936
Dividends reinvested:		
Class B	21,772	84,913
Class D	1,054,862	2,920,713
Cost of shares redeemed:		
Class B	(565,238)	(1,514,555)
Class D	(12,896,405)	(40,590,402)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(10,864,562)**	**(31,088,788)**
Total Increase (Decrease) in Net Assets	**(13,434,516)**	**(32,100,658)**
Net Assets ($):		
Beginning of Period	57,220,670	89,321,328
End of Period	**43,786,154**	**57,220,670**
Undistributed (distributions in excess of) investment income−net	(9,771)	10,283

	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31, 2007
Capital Share Transactions:		
Class B[a]		
Shares sold	57,635	45,541
Shares issued for dividends reinvested	11,841	43,961
Shares redeemed	(304,331)	(783,909)
Net Increase (Decrease) in Shares Outstanding	**(234,855)**	**(694,407)**
Class D[a]		
Shares sold	766,204	4,118,743
Shares issued for dividends reinvested	575,480	1,516,195
Shares redeemed	(6,990,233)	(21,057,779)
Net Increase (Decrease) in Shares Outstanding	**(5,648,549)**	**(15,422,841)**

[a] *During the period ended January 31, 2008, 197,681 Class B shares representing $368,527 were automatically converted to 197,883 Class D shares and during the period ended July 31, 2007, 192,127 Class B shares representing $370,144 were automatically converted to 192,215 Class D shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class B Shares	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.90	1.94	1.95	1.96	1.98	2.00
Investment Operations:						
Investment income−net[b]	.04	.07	.06	.03	.02	.01
Net realized and unrealized gain (loss) on investments	(.09)	(.03)	.00[c]	.00[c]	(.02)	.00[c]
Total from Investment Operations	(.05)	.04	.06	.03	−	.01
Distributions:						
Dividends from investment income−net	(.04)	(.08)	(.07)	(.04)	(.02)	(.03)
Net asset value, end of period	1.81	1.90	1.94	1.95	1.96	1.98
Total Return (%)[d]	(2.79)[e]	1.93	2.89	1.37	.23	.29[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.86[f]	1.74	1.73	1.66	1.64	1.74[f]
Ratio of net expenses to average net assets	1.54[f]	1.55	1.55	1.54	1.55	1.55[f]
Ratio of net investment income to average net assets	3.95[f]	3.84	2.93	1.42	.77	.74[f]
Portfolio Turnover Rate	45.90[e]	14.71	48.35	211.75	309.23	371.43
Net Assets, end of period ($ x 1,000)	1,125	1,630	3,002	4,225	6,343	5,290

[a] *From November 1, 2002 (commencement of initial offering) to July 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class D Shares	Six Months Ended January 31, 2008 (Unaudited)	Year Ended July 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.90	1.93	1.94	1.95	1.98	2.01
Investment Operations:						
Investment income—net[b]	.04	.09	.07	.04	.03	.04
Net realized and unrealized gain (loss) on investments	(.10)	(.03)	.00[c]	.00[c]	(.02)	(.02)
Total from Investment Operations	(.06)	.06	.07	.04	.01	.02
Distributions:						
Dividends from investment income—net	(.04)	(.09)	(.08)	(.05)	(.04)	(.05)
Net asset value, end of period	1.80	1.90	1.93	1.94	1.95	1.98
Total Return (%)	(2.96)[d]	3.23	3.66	2.13	.48	1.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.09[e]	.97	.97	.90	.88	.85
Ratio of net expenses to average net assets	.79[e]	.80	.80	.80	.80	.80
Ratio of net investment income to average net assets	4.70[e]	4.58	3.70	2.19	1.60	2.10
Portfolio Turnover Rate	45.90[d]	14.71	48.35	211.75	309.23	371.43
Net Assets, end of period ($ x 1,000)	42,661	55,591	86,319	121,006	177,228	313,644

[a] *The fund commenced offering five classes of shares on November 1, 2002. The existing shares were redesignated Class D shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Yield Advantage Fund (the "fund") is a separate non-diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital with minimal changes in share price. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 550 million shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class B (50 million shares authorized) and Class D (500 million shares authorized). Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class D shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class D shares are sold at net asset value per share only to institutional investors. Class D shares purchased at net asset value (an investment of $250,000 or more) will have a CDSC imposed on redemptions made within eighteen months of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs, and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and options are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended January 31, 2008, Mellon Bank earned $32 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended January 31, 2008.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

The fund has an unused capital loss carryover of $13,484,033 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 2007. If not applied, $3,308,447 of the carryover expires in fiscal 2011, $1,633,108 expires in fiscal 2012, $7,636,137 expires in fiscal 2013, $175,781 expires in fiscal 2014 and $730,560 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended July 31, 2007, was as follows: ordinary income $3,303,829. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended January 31, 2008, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from August 1, 2007 through July 31, 2008, that, if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .55% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $70,183 during the period ended January 31, 2008.

During the period ended January 31, 2008, the Distributor retained $1,475 from CDSC on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares pay the Distributor for distributing its shares at an annual rate of .75% of the value of the average daily net assets of Class B shares. During the period ended January 31, 2008, Class B shares were charged $4,634 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class B and Class D shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and Class D shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended January 31, 2008, Class B and Class D shares were charged $1,545 and $60,514, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2008, the fund was charged $30,004 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended January 31, 2008, the fund was charged $1,008 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended January 31, 2008, the fund was charged $4,223 pursuant to the custody agreement.

During the period ended January 31, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $18,234 Rule 12b-1 distribution plan fees $696, shareholder services plan fees $9,384, custodian fees $3,438, chief compliance officer fees $4,018 and transfer agency per account fees $4,472, which are offset against an expense reimbursement currently in effect in the amount of $12,079.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures, during the period ended January 31, 2008, amounted to $17,007,904 and $27,490,667, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at January 31, 2008, are set forth in the Statement of Financial Futures.

At January 31, 2008, accumulated net unrealized depreciation on investments was $2,592,222, consisting of $77,089 gross unrealized appreciation and $2,669,311 gross unrealized depreciation.

At January 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

**Dreyfus Premier
Yield Advantage Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class B: DPYBX   Class D: DYADX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0056SA0108